Exhibit 99.1

ENDEAVOUR SILVER CORP.

US$60,000,000

COMMON SHARES

SALES AGREEMENT

December 18, 2023

BMO Capital Markets Corp.
151 W 42nd Street, 32nd Floor
New York, NY 10036

CIBC World Markets Inc.
400 Burrard Street, 12th Floor
Vancouver, British Columbia
V6C 3A6

TD Securities (USA) LLC
One Vanderbilt Avenue
New York, NY 10017

Raymond James (USA) Ltd.
Scotia Plaza, 40 King Street W, 54th Floor
Toronto, Ontario
M5H 3Y2

B. Riley Securities, Inc.

299 Park Avenue, 21st Floor

New York, NY 10171

H.C. Wainwright & Co., LLC
430 Park Avenue, 3rd Floor
New York, NY 10022

A.G.P./Alliance Global Partners
590 Madison Avenue, 28th Floor
New York, NY 10022

Stifel Nicolaus Canada Inc.
1055 West Hastings Street, Suite 1010
Vancouver, British Columbia
V6E 2E9

Ladies and Gentlemen:

Endeavour Silver Corp. (the “Company”), confirms its agreement (this “Agreement”) with BMO Capital Markets Corp. (“BMO”), CIBC World Markets Inc. (“CIBC”), TD Securities (USA) LLC (“TD”), Raymond James (USA) Ltd. (“Raymond James”), B. Riley Securities, Inc. (“B. Riley”) H.C. Wainwright & Co., LLC (“H.C. Wainwright”), Alliance Global Partners (“AGP”) and Stifel Nicolaus Canada Inc. (“Stifel”), (each of BMO, CIBC, TD, Raymond James, B. Riley, H.C. Wainwright, AGP and Stifel, individually an “Agent” and collectively, the “Agents”) as follows:

1.	Issuance and Sale of Shares. The Company agrees that, from time to time during the term of this Agreement, on the terms and subject to the conditions set forth herein, it may issue and sell through any Agent, acting as agent and/or principal, common shares, no par value, of the Company (the “Common Shares”), having an aggregate offering price of up to US$60,000,000. Notwithstanding anything to the contrary contained herein, the parties hereto agree that compliance with the limitation set forth in this Section 1 on the number of Common Shares issued and sold under this Agreement shall be the sole responsibility of the Company, and the Agents shall have no obligation in connection with such compliance. The issuance and sale of Common Shares through the Agents will be effected pursuant to the Registration Statement (as defined below) filed by the Company and declared effective by the United States Securities and Exchange Commission (the “Commission”), although nothing in this Agreement shall be construed as requiring the Company to use the Registration Statement to issue the Common Shares.

The Company has prepared and filed with the British Columbia Securities Commission (the “Reviewing Authority”) in accordance with the applicable securities laws of each of the provinces of Canada, other than Québec (the “Qualifying Jurisdictions”), and the respective applicable rules and regulations under such laws, together with applicable published national, multilateral and local policy statements, instruments, notices and blanket orders of the securities regulatory authorities (“Canadian Qualifying Authorities”) in each of the Qualifying Jurisdictions (collectively, “Canadian Securities Laws”), the Canadian Base Prospectus (as defined herein) in respect of offers and sales, from time to time, of certain securities of the Company, including Common Shares (collectively, the “Shelf Securities”) in each case in accordance with Canadian Securities Laws; the Reviewing Authority has issued a receipt (a “Receipt”) as the principal regulator under Multilateral Instrument 11-102 Passport System, and each of the other Canadian Qualifying Authorities is deemed to have issued a Receipt under National Policy 11-202 Process for Prospectus Reviews in Multiple Jurisdictions for the Canadian Base Prospectus. As used herein, “Canadian Base Prospectus” means the final short form base shelf prospectus dated June 16, 2023 relating to the Shelf Securities, in respect of which the Reviewing Authority issued the Receipt, which was prepared and filed in accordance with Canadian Securities Laws, including National Instrument 44-101 – Short Form Prospectus Distributions (“NI 44-101”), National Instrument 44-102 – Shelf Distributions (“NI 44--102”), CSA Staff Notice 44-306 – Blanket Orders Exempting Well-known Seasoned Issuers from Certain Prospectus Requirements (“CSA Staff Notice 44-306”), BC Instrument 44-503 – Exemption from Certain Prospectus Requirements for Canadian Well-known Seasoned Issuers (“BCI 44-503”) and the equivalent blanket orders adopted by the Canadian Qualifying Authorities (together with CSA Staff Notice 44-306 and BCI 44-503, the “WKSI Blanket Orders”) and includes all documents incorporated therein by reference and the documents otherwise deemed to be a part thereof or included therein pursuant to Canadian Securities Laws, including but not limited to, all Designated News Releases (as defined herein). As used herein, a “Designated News Release” means a news release disseminated by the Company in respect of previously undisclosed information that, in the Company’s determination, constitutes a material fact (as such term is defined in Canadian Securities Laws) and identified by the Company as a “designated news release” in writing on the face page of the version of such news release that is filed by the Company on SEDAR+ (as defined herein) in Canada. As used herein, “Canadian Prospectus Supplement” means the most recent prospectus supplement relating to the Common Shares to be issued and sold pursuant to this Agreement, to be filed by the Company with the Canadian Qualifying Authorities in accordance with Canadian Securities Laws, in the form furnished by the Company to the Agents; and “Canadian Prospectus” means the Canadian Prospectus Supplement (and any additional Canadian prospectus supplement prepared in accordance with the provisions of this Agreement and filed with the Canadian Qualifying Authorities in accordance with Canadian Securities Laws) together with the Canadian Base Prospectus. The Canadian Prospectus Supplement shall provide that any and all Designated News Releases shall be deemed to be incorporated by reference in the Canadian Base Prospectus. All Designated News Releases shall also be filed with the SEC on Form 6-K and the Canadian Prospectus Supplement shall provide that such Designated News Release shall be incorporated by reference as an exhibit to the Registration Statement (as defined herein).

The Company has prepared and filed with the Commission, in accordance with the provisions of the United States Securities Act of 1933, as amended, and the rules and regulations thereunder (collectively, the “Securities Act”) and the Canada/U.S. Multi-Jurisdictional Disclosure System adopted by the Commission, a registration statement on Form F-10 (File No. 333-272755), including the U.S. Base Prospectus (as defined herein), relating to the Shelf Securities (such registration statement, as amended when it became effective, including all documents and exhibits filed as part thereof or incorporated by reference therein, is herein referred to as the “Registration Statement”). The Company has also filed with the Commission an appointment of agent for service of process on Form F-X (the “Form F-X”) in conjunction with the filing of the Registration Statement. As used herein, “U.S. Base Prospectus” means the Canadian Base Prospectus, with such deletions therefrom and additions thereto as are permitted or required by Form F-10 and the Securities Act, relating to the Shelf Securities contained in the Registration Statement at the time the Registration Statement became effective; “U.S. Prospectus Supplement” means the most recent Canadian Prospectus Supplement, with such deletions therefrom and additions thereto as are permitted or required by Form F-10 and the Securities Act, relating to the Common Shares, to be filed by the Company with the Commission pursuant to General Instruction II.L of Form F-10 in connection with a public offering or sale of Common Shares pursuant hereto, in the form furnished by the Company to the Agents; “U.S. Prospectus” means the U.S. Prospectus Supplement (and any additional U.S. prospectus supplement prepared in accordance with the provisions of this Agreement and filed with the Commission in accordance with General Instruction II.L of Form F-10) together with the U.S. Base Prospectus and together with any “issuer free writing prospectus,” as defined in Rule 433 under the Securities Act (“Rule 433”) relating to the Common Shares that (i) is required to be filed with the Commission by the Company or (ii) is exempt from filing pursuant to Rule 433(d)(5)(i), in each case in the form filed or required to be filed with the Commission or, if not required to be filed, in the form retained in the Company’s records pursuant to Rule 433(g).

As used herein, “Base Prospectuses” means, collectively, the Canadian Base Prospectus and the U.S. Base Prospectus; “Prospectus Supplements” means, collectively, the Canadian Prospectus Supplement and the U.S. Prospectus Supplement; and “Prospectuses” means, collectively, the Canadian Prospectus and the U.S. Prospectus. Any reference herein to the Registration Statement, the Base Prospectuses, the Prospectus Supplements or the Prospectuses or any amendment or supplement thereto shall be deemed to refer to and include the documents incorporated by reference therein, and any reference herein to the terms “amend,” “amendment” or “supplement” with respect to the Registration Statement, the Base Prospectuses, the Prospectus Supplements or the Prospectuses shall be deemed to refer to and include the filing or furnishing of any document with or to the Commission or Canadian Qualifying Authorities, as applicable, on or after the effective date of the Registration Statement or the date of the Base Prospectuses, the Prospectus Supplements or the Prospectuses, as the case may be, and deemed to be incorporated by reference therein. For purposes of this Agreement, all references to the Canadian Base Prospectus, the Canadian Prospectus Supplement and the Canadian Prospectus or any amendment or supplement thereto shall be deemed to include any copy filed with any Canadian Qualifying Jurisdiction pursuant to the System for Electronic Document Analysis and Retrieval (“SEDAR+”) and all references to the Registration Statement, the U.S. Base Prospectus, the U.S. Prospectus Supplement and the U.S. Prospectus or any amendment or supplement thereto shall be deemed to include any copy filed with the Commission pursuant to the Electronic Data Gathering Analysis and Retrieval System (“EDGAR”).

2.	Placements. Each time that the Company wishes to issue and sell the Common Shares hereunder (each, a “Placement”), it will notify an Agent, determined in the sole discretion of the Company (the “Designated Agent”), by email notice (or other method mutually agreed to in writing by the parties) (a “Placement Notice”) containing the parameters in accordance with which it desires the Common Shares to be sold, which shall at a minimum include the number of Common Shares to be issued (the “Placement Shares”), the time period during which sales are requested to be made, any limitation on the number of Common Shares that may be sold in any one Trading Day (as defined in Section 3) and any minimum price below which sales may not be made, a form of which containing such minimum sales parameters necessary is attached hereto as Schedule 1. The Placement Notice shall originate from any of the individuals from the Company set forth on Schedule 2 (with a copy to each of the other individuals from the Company listed on such schedule), and shall be addressed to each of the individuals from the Designated Agent set forth on Schedule 2, as such Schedule 2 may be amended from time to time. The Placement Notice shall be effective upon receipt by the Designated Agent unless and until (i) in accordance with the notice requirements set forth in Section 4, the Designated Agent declines to accept the terms contained therein for any reason, in its sole discretion, (ii) the entire amount of the Placement Shares thereunder have been sold, (iii) in accordance with the notice requirements set forth in Section 4, the Company suspends or terminates the Placement Notice, (iv) the Company issues a subsequent Placement Notice with parameters superseding those on the earlier dated Placement Notice, or (v) this Agreement has been terminated under the provisions of Section 11. The amount of any discount, commission or other compensation to be paid by the Company to the Agents in connection with the sale of the Placement Shares shall be calculated in accordance with the terms set forth in Schedule 3. It is expressly acknowledged and agreed that neither the Company nor the Agents will have any obligation whatsoever with respect to a Placement or any Placement Shares unless and until the Company delivers a Placement Notice to the Designated Agent and the Designated Agent does not decline such Placement Notice pursuant to the terms set forth above, and then only upon the terms specified therein and herein. In the event of a conflict between the terms of this Agreement and the terms of a Placement Notice, the terms of the Placement Notice will control.

3.	Sale of Placement Shares by the Agents.

(a)	Subject to the terms and conditions herein set forth, upon the Company’s delivery of a Placement Notice, and unless the sale of the Placement Shares described therein has been declined, suspended, or otherwise terminated in accordance with the terms of this Agreement, the Designated Agent, for the period specified in the Placement Notice, will use its commercially reasonable efforts consistent with its normal trading and sales practices and applicable state and federal laws, rules and regulations and the rules of the New York Stock Exchange (“NYSE”) to sell such Placement Shares up to the amount specified, and otherwise in accordance with the terms of such Placement Notice. The Designated Agent will provide written confirmation to the Company (including by email correspondence to each of the individuals of the Company set forth on Schedule 2, if receipt of such correspondence is actually acknowledged by any of the individuals to whom the notice is sent, other than via auto-reply) no later than the opening of the Trading Day (as defined below) immediately following the Trading Day on which it has made sales of Placement Shares hereunder setting forth the number of Placement Shares sold on such day, the volume-weighted average price of the Placement Shares sold, and the Net Proceeds (as defined below) payable to the Company. Subject to the terms of a Placement Notice, the Designated Agent may sell Placement Shares by any method permitted by law deemed to be an “at-the-market distribution” under NI 44-102, including without limitation sales made through the NYSE, on any other existing trading market for the Common Shares in the United States or to or through a market maker. If expressly authorized by the Company in a Placement Notice, the Designated Agent may also sell Placement Shares in privately negotiated transactions in the United States, subject to any required pre-clearance of any such transactions by the NYSE and the Toronto Stock Exchange (the “TSX”). Notwithstanding the provisions of Section 6(nn), the Designated Agent shall not purchase Placement Shares for its own account as principal unless expressly authorized to do so by the Company in a Placement Notice. The Company acknowledges and agrees that (i) there can be no assurance that the Designated Agent will be successful in selling Placement Shares, and (ii) the Designated Agent will incur no liability or obligation to the Company or any other person or entity if it does not sell Placement Shares for any reason other than a failure by the Designated Agent to use its commercially reasonable efforts consistent with its normal trading and sales practices to sell such Placement Shares as required under this Section 3. For the purposes hereof, “Trading Day” means any day on which Common Shares are purchased and sold on the principal market on which the Common Shares are listed or quoted in the United States.

(b)	The Company agrees that any offer to sell, any solicitation of an offer to buy, or any sales of Placement Shares shall only be effected by or through one Agent on any single given day, and the Company shall in no event request that more than one Agent sell Placement Shares on the same day.

4.	Suspension of Sales.

(a)	The Company or the Designated Agent may, upon notice to the other party in writing (including by email correspondence to each of the individuals of the other party set forth on Schedule 2, if receipt of such correspondence is actually acknowledged by any of the individuals to whom the notice is sent, other than via auto-reply) or by telephone (confirmed immediately by verifiable facsimile transmission or email correspondence to each of the individuals of the other party set forth on Schedule 2), suspend any sale of Placement Shares; provided, however, that such suspension shall not affect or impair any party’s obligations with respect to any Placement Shares sold hereunder prior to the receipt of such notice. Each of the parties agrees that no such notice under this Section 4 shall be effective against any other party unless it is made to one of the individuals named on Schedule 2 hereto, as such schedule may be amended from time to time.

(b)	Notwithstanding any other provision of this Agreement, during any period in which the Company is in possession of material non-public information, the Company and the Agents agree that (i) no sale of Placement Shares will take place, (ii) the Company shall not request the sale of any Placement Shares, and (iii) the Agents shall not be obligated to sell or offer to sell any Placement Shares.

(c)	If the Company has reason to believe that the exemptive provisions set forth in Rule 101(c)(1) of Regulation M under the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”) are not satisfied with respect to the Common Shares, it shall promptly notify the Agents, and the Designated Agent may, at its sole discretion, suspend sales of the Placement Shares under this Agreement.

5.	Settlement.

(a)	Settlement of Placement Shares. Unless otherwise specified in the applicable Placement Notice, settlement for sales of Placement Shares will occur on the second (2nd) Trading Day (or such earlier day as is industry practice for regular-way trading) following the date on which such sales are made (each, a “Settlement Date” and the first such settlement date, the “First Delivery Date”). The amount of proceeds to be delivered to the Company on a Settlement Date against receipt of the Placement Shares sold (the “Net Proceeds”) will be equal to the aggregate sales price received by the Designated Agent at which such Placement Shares were sold, after deduction for (i) the Agent’s commission, discount or other compensation for such sales payable by the Company pursuant to Section 2 hereof, (ii) any other amounts due and payable by the Company to the Agents hereunder pursuant to Section 7(h) (Expenses) hereof, and (iii) any transaction fees imposed by any governmental or self-regulatory organization in respect of such sales.

(b)	Delivery of Placement Shares. On or before each Settlement Date, the Company will, or will cause its transfer agent to, electronically transfer the Placement Shares being sold by crediting the Designated Agent’s or its designee’s account (provided the Designated Agent shall have given the Company written notice of such designee prior to the Settlement Date) at The Depository Trust Company through its Deposit and Withdrawal at Custodian System or by such other means of delivery as may be mutually agreed upon by the parties hereto which in all cases shall be freely tradeable, transferable, registered shares in good deliverable form. On each Settlement Date, the Designated Agent will deliver the related Net Proceeds in same day funds to an account designated by the Company on, or prior to, the Settlement Date. The Company agrees that if the Company, or its transfer agent (if applicable), defaults in its obligation to deliver duly authorized Placement Shares on a Settlement Date, the Company agrees that in addition to and in no way limiting the rights and obligations set forth in Section 9(a) (Indemnification and Contribution) hereto, it will (i) hold the Agents harmless against any loss, claim, damage, or expense (including reasonable legal fees and expenses), as incurred, arising out of or in connection with such default by the Company and (ii) pay to the Agents any commission, discount, or other compensation to which it would otherwise have been entitled absent such default; provided, however, that without limiting Section 9(a) herein, the Company shall not be obligated to pay to the Agents any commission, discount or other compensation on any Placement Shares that are not timely delivered due to (i) a suspension or material limitation in trading in securities generally on the NYSE or (ii) a material disruption in securities settlement or clearance services in the United States.

6.	Representations and Warranties of the Company. The Company represents and warrants to, and agrees with, each of the Agents that as of the date of this Agreement and as of each Applicable Time (as defined in Section 21(a)):

(a)	Compliance with Registration Requirements.

(i)	At the time the Company filed the Canadian Base Prospectus, the Company was eligible to file a short-form base shelf prospectus with the Reviewing Authority. The Reviewing Authority has issued a Receipt in respect of the Canadian Base Prospectus. No order suspending the distribution of the Common Shares or any other securities of the Company has been issued by any Canadian Qualifying Authority and no proceedings for that purpose have been instituted or are pending or, to the best of the Company’s knowledge, are contemplated or threatened by any Canadian Qualifying Authority, and any request made to the Company on the part of any Canadian Qualifying Authority for additional information has been complied with.

(ii)	The Company meets the general eligibility requirements for use of Form F-10 under the Securities Act. The Registration Statement has become effective pursuant to Rule 467(b) under the Securities Act. The Company has complied, to the Commission’s satisfaction, with all requests of the Commission for additional or supplemental information. No stop order suspending the effectiveness of the Registration Statement is in effect and no proceedings for such purpose have been initiated or are pending or, to the best of the Company’s knowledge are contemplated or threatened by the Commission, and any request made to the Company on the part of the Commission for additional information has been complied with.

(iii)	Each document filed or to be filed with the Canadian Qualifying Authorities and incorporated by reference into the Canadian Prospectus or any amendment or supplement thereto complied, as at the applicable filing date, or will comply when so filed, in all material respects with the requirements of Canadian Securities Laws.

(b)	Well-Known Seasoned Issuer. At the time the Company filed the Canadian Base Prospectus, the Company satisfied the definition of “well-known seasoned issuer” or “WKSI” in compliance with the WKSI Blanket Orders by virtue of the fact that (i) the Company’s public float (as defined in each of the WKSI Blanket Orders) of outstanding listed equity securities was approximately C$821,557,733 as at May 31, 2023; and (ii) it disclosed in its audited financial statements (A) gross revenue, derived from mining operations, of at least C$55,000,000 for the Company’s most recently completed financial year; and (B) gross revenue, derived from mining operations, of at least C$165,000,000 in aggregate over the Company’s three most recently completed financial years.

(c)	No Misstatement or Omission.

(i)	The U.S. Prospectus when filed complied and, as amended or supplemented, if applicable, will comply in all material respects with the Securities Act. Each of the Registration Statement and any post-effective amendment thereto, at the time it became effective, complied and, as of each Settlement Date, if any, will comply in all material respects with the Securities Act and did not and, as of each of the Settlement Dates, if any, will not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading. The U.S. Prospectus, as amended or supplemented, as of its date, did not and, as of each of the Settlement Dates, if any, will not contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. The representations and warranties set forth in the two immediately preceding sentences do not apply to statements in or omissions from the Registration Statement or any post-effective amendment thereto, or the U.S. Prospectus, or any amendments or supplements thereto, made in reliance upon and in conformity with information relating to an Agent furnished to the Company in writing by such Agent expressly for use therein.

(ii)	The Canadian Prospectus when filed complied and, as amended or supplemented, if applicable, will comply in all material respects with Canadian Securities Laws. The Canadian Prospectus, as amended or supplemented, as of its date, did not and, as of each of the Settlement Dates, if any, will not contain any untrue statement of a material fact (as defined in the Securities Act (British Columbia)) or omit to state a material fact (as defined in the Securities Act (British Columbia)) necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. The Canadian Prospectus, as amended or supplemented, as of its date, did and, as of each of the Settlement Dates, if any, will, contain full, true and plain disclosure of all material facts relating to the Common Shares and to the Company. The representations and warranties set forth in the two immediately preceding sentences do not apply to statements in or omissions from the Canadian Prospectus, or any amendments or supplements thereto, made in reliance upon and in conformity with information relating to an Agent furnished to the Company in writing by such Agent expressly for use therein.

(d)	Offering Materials Furnished to the Agents. The Company has delivered to the Agents one complete copy of each of the Canadian Base Prospectus and the Registration Statement and a copy of each consent and certificate of experts filed as a part thereof, and conformed copies of the Canadian Base Prospectus and the Registration Statement (without exhibits) and the Prospectuses, as amended or supplemented, in such quantities and at such places as the Agents have reasonably requested.

(e)	Distribution of Offering Material by the Company. The Company has not distributed and will not distribute, prior to the completion of the Agents’ distribution of the Placement Shares, any offering material in connection with the offering and sale of the Placement Shares other than the Prospectuses or the Registration Statement.

(f)	The Sales Agreement. This Agreement has been duly authorized, executed and delivered by, and is a valid and binding agreement of, the Company, enforceable in accordance with its terms, except as rights to indemnification hereunder may be limited by applicable law and except as the enforcement hereof may be limited by bankruptcy, insolvency, reorganization, moratorium or other similar laws relating to or affecting the rights and remedies of creditors or by general equitable principles.

(g)	Authorization of the Common Shares. The Placement Shares, when issued and delivered, will be duly authorized for issuance and sale pursuant to this Agreement and, when issued and delivered by the Company against payment therefor pursuant to this Agreement, will be duly authorized, validly issued, fully paid and non-assessable.

(h)	No Applicable Registration or Other Similar Rights. There are no persons with registration or other similar rights to have any equity or debt securities registered for sale under the Registration Statement or included in the offering contemplated by this Agreement, except for such rights as have been duly waived.

(i)	No Material Adverse Change. Except as otherwise disclosed in the Prospectuses, subsequent to the respective dates as of which information is given in the Prospectuses: (i) there has been no material adverse change, or any development that could reasonably be expected to result in a material adverse change, in the condition, financial or otherwise, or in the earnings, business, operations or prospects, whether or not arising from transactions in the ordinary course of business, of the Company and its subsidiaries, considered as one entity (any such change is called a “Material Adverse Change”); (ii) the Company and its subsidiaries, considered as one entity, have not incurred any material liability or obligation, indirect, direct or contingent, not in the ordinary course of business nor entered into any material transaction or agreement not in the ordinary course of business: and (iii) there has been no dividend or distribution of any kind declared, paid or made by the Company or, except for regular quarterly dividends publicly announced by the Company or dividends paid to the Company or other subsidiaries, by any of its subsidiaries on any class of capital stock or repurchase or redemption by the Company or any of its subsidiaries of any class of capital stock.

(j)	Independent Accountants. KPMG LLP, Chartered Professional Accountants, who has expressed its opinion with respect to the financial statements (which term as used in this Agreement includes the related notes thereto) and supporting schedules filed with the Commission or incorporated by reference as a part of the Registration Statement and included in the Prospectuses, is an independent registered public accounting firm as required by the Securities Act, the Exchange Act and applicable Canadian securities laws.

(k)	Preparation of the Financial Statements. The financial statements filed with the Commission as a part of or incorporated by reference in the Registration Statement and included in the Prospectuses present fairly the consolidated financial position of the Company and its subsidiaries as of and at the dates indicated and the results of their operations and cash flows for the periods specified. The supporting schedules included in or incorporated in the Registration Statement present fairly the information required to be stated therein. Such financial statements and supporting schedules have been prepared in conformity with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board and applied on a consistent basis throughout the periods involved, except as may be expressly stated in the related notes thereto. No other financial statements or supporting schedules are required to be included in or incorporated in the Registration Statement. The financial data set forth in the Prospectuses under the caption “Earnings Coverage Ratios” fairly present the information set forth therein on a basis consistent with that of the audited financial statements contained, incorporated or deemed to be incorporated in the Registration Statement.

(l)	Incorporation and Good Standing of the Company and its Subsidiaries. The Company has been duly incorporated and is validly existing as a corporation in good standing under the laws of British Columbia, Canada and has corporate power and authority to own, lease and operate its properties and to conduct its business as described in the Prospectuses and to enter into and perform its obligations under this Agreement. The Company is qualified or registered to transact business in the Province of British Columbia, Canada. The Company’s material subsidiaries are Endeavour Gold Corporation, S.A. de C.V. (“Endeavour Gold”), EDR Silver de Mexico S.A. de C.V. SOFOM ENR (“Endeavour Capital”), Minera Plata Adelante, S.A. de C.V. (“Minera Plata Adelante”), Minera Santa Cruz Garibaldi S.A. de C.V. (“Minera Santa Cruz”), Refinadora Plata Guanacevi, S.A. de C.V. (“Refinadora Plata”), Mina Bolañitos S.A de C.V. (“Mina Bolañitos”), Terronera Precious Metals S.A. de C.V. (“Terronera Precious Metals”) and Minera Pitarrilla S.A. de C.V. (“Minera Pitarrilla”). Endeavour Gold has been duly organized and is validly existing as a corporation in good standing under the laws of Mexico. Endeavour Capital, Minera Plata Adelante, Minera Santa Cruz, Refinadora Plata, Mina Bolañitos, Terronera Precious Metals and Minera Pitarrilla have each been duly organized and are validly existing as corporations in good standing under the laws of Mexico. Each of Endeavour Gold, Endeavour Capital, Minera Plata Adelante, Minera Santa Cruz, Refinadora Plata, Mina Bolañitos, Terronera Precious Metals and Minera Pitarrilla has the requisite power and authority to own, lease and operate its properties and to conduct its business as described in the Prospectuses. The Company and each such subsidiary is duly qualified as a foreign corporation to transact business and is in good standing in each other jurisdiction in which such qualification is required, whether by reason of the ownership or leasing of property or the conduct of business, except for such jurisdictions where the failure to so qualify or to be in good standing would not, individually or in the aggregate, result in a Material Adverse Change. Except as described in the Prospectuses, all of the issued and outstanding equity interests of each such subsidiary have been duly authorized and validly issued, are fully paid and non-assessable and, except as described in the Prospectuses and the credit agreement dated October 6, 2023 entered into among, inter alia, Terronera Precious Metals (as borrower) and ING Capital LLC and Societe Generale (as joint lead arrangers) (the “Credit Agreement”), are owned by the Company free and clear of any security interest, mortgage, pledge, lien, encumbrance or adverse claim. The Company does not own or control, directly or indirectly, any corporation, association or other entity material to the Company other than as described in this Section 6(l).

(m)	Share Capital Matters. The share capital of the Company conforms in all material respects to the description thereof contained in the Prospectuses. All of the issued and outstanding Common Shares have been duly authorized and validly issued, are fully paid and non-assessable and have been issued in compliance with applicable corporate securities laws. None of the outstanding Common Shares were issued in violation of any preemptive rights, rights of first refusal or other similar rights to subscribe for or purchase securities of the Company. There are no authorized or outstanding options, warrants, preemptive rights, rights of first refusal or other rights to purchase, or equity or debt securities convertible into or exchangeable or exercisable for, any share capital of the Company or any of its subsidiaries other than those accurately described in all material respects in the Prospectuses. The description of the Company’s stock option, stock bonus and other stock plans or arrangements, and the options or other rights granted thereunder, set forth in the Prospectuses accurately and fairly presents in all material respects the information required to be shown with respect to such plans, arrangements, options and rights.

(n)	Non-Contravention of Existing Instruments; No Further Authorizations or Approvals Required. Neither the Company nor any of its subsidiaries is in violation of its charter or by-laws or is in default (or, with the giving of notice or lapse of time, would be in default) (“Default”) under any indenture, mortgage, loan or credit agreement, note, contract, franchise, lease or other instrument to which the Company or any of its subsidiaries is a party or by which it or any of them may be bound, or to which any of the property or assets of the Company or any of its subsidiaries is subject (each, an “Existing Instrument”), except for such Defaults as would not, individually or in the aggregate, result in a Material Adverse Change. The Company’s execution, delivery and performance of this Agreement and consummation of the transactions contemplated hereby and by the Prospectuses (i) have been duly authorized by all necessary corporate action and will not result in any violation of the provisions of the charter or by-laws of the Company or any subsidiary, (ii) will not conflict with or constitute a breach of, or Default under, or result in the creation or imposition of any lien, charge or encumbrance upon any property or assets of the Company or any of its subsidiaries pursuant to, or require the consent of any other party to, any Existing Instrument, except for such conflicts, breaches, Defaults, liens, charges or encumbrances as would not, individually or in the aggregate, result in a Material Adverse Change and (iii) will not result in any violation of any law, administrative regulation or administrative or court decree applicable to the Company or any subsidiary. No consent, approval, authorization or other order of, or registration or filing with, any court or other governmental or regulatory authority or agency, is required for the Company’s execution, delivery and performance of this Agreement and consummation of the transactions contemplated hereby and by the Prospectuses, except such as have been obtained or made by the Company and are in full force and effect under the Securities Act, applicable state securities or blue sky laws and from the Financial Industry Regulatory Authority (“FINRA”).

(o)	No Material Actions or Proceedings. Except as disclosed in the Prospectuses, there are no legal or governmental actions, suits or proceedings pending or, to the best of the Company’s knowledge, threatened (i) against or affecting the Company or any of its subsidiaries, (ii) which has as the subject thereof any officer or director of, or property owned or leased by, the Company or any of its subsidiaries or (iii) relating to environmental or discrimination matters, where in any such case (A) there is a reasonable possibility that such action, suit or proceeding might be determined adversely to the Company or such subsidiary and (B) any such action, suit or proceeding, if so determined adversely, would reasonably be expected to result in a Material Adverse Change or adversely affect the consummation of the transactions contemplated by this Agreement. No material labor dispute with the employees of the Company or any of its subsidiaries exists or, to the Company’s knowledge, is threatened or imminent.

(p)	All Necessary Permits, etc. The Company and each subsidiary possess such valid and current certificates, authorizations or permits issued by the appropriate state, federal or foreign regulatory agencies or bodies necessary to conduct their respective businesses, other than those the failure to possess or own would not result in a Material Adverse Change, and neither the Company nor any subsidiary has received any notice of proceedings relating to the revocation or modification of, or non-compliance with, any such certificate, authorization or permit which, singly or in the aggregate, if the subject of an unfavorable decision, ruling or finding, could result in a Material Adverse Change.

(q)	Properties and Assets. The Company owns or leases all such properties and assets as are necessary to the conduct of its operations as presently conducted free and clear of all liens, charges, encumbrances and security interests of any nature or kind.

(r)	Mining Claims. All interests of the Company in material mining claims, concessions, mining leases, exploitation or extraction rights or other property interests or rights or similar rights (“Mining Claims”) are completely and accurately described in all material respects in the Prospectuses and are in good standing, are valid and enforceable, are free and clear of any material liens or charges, except for such liens and charges contemplated in the Credit Agreement, and no royalty is payable in respect of any of them, except as disclosed in the Prospectuses (exclusive of any amendment or supplement thereto); there are no expropriations or similar proceedings or challenges to title or ownership, actual or threatened, of which the Company is aware or has received notice against the Mining Claims or any part thereof. Except as disclosed in the Prospectuses (exclusive of any amendment or supplement thereto), no other property rights are necessary for the conduct of the Company’s business as presently conducted, and there are no material restrictions on the ability of the Company to use, transfer or otherwise exploit any such property rights except as required by applicable law. The Company has no reason to believe that it will not be able to obtain or acquire such property rights as may be necessary to develop and operate its existing projects. Except as disclosed in the Prospectuses (exclusive of any amendment or supplement thereto), the Mining Claims held by the Company cover the properties required by the Company for such purposes described therein.

(s)	Mining Reserves and Resources. The information relating to estimates by the Company of the proven and probable reserves and the measured, indicated and inferred resources associated with its mineral properties as set forth on Schedule 4 (“Mineral Properties”) contained in the Prospectuses has been prepared in accordance with National Instrument 43-101—Standards of Disclosure for Mineral Projects (“NI 43-101”). The Company believes that all of the assumptions underlying such reserve and resource estimates are reasonable and appropriate, and believes that the projected production and operating results relating to its Mineral Properties summarized in the Prospectuses are achievable by the Company. The Company has duly filed with the applicable regulatory authorities all reports required by NI 43-101, and all such reports comply with requirements of such instrument in all material respects.

(t)	Tax Law Compliance. The Company and its consolidated subsidiaries have filed all necessary federal, foreign, state, provincial and local tax returns and have paid all taxes required to be paid by any of them and, if due and payable, any related or similar assessment, fine or penalty levied against any of them except as may be being contested in good faith and by appropriate proceedings or that if not paid, would not result in a Material Adverse Change. The Company has made adequate charges, accruals and reserves in the applicable financial statements referred to in Section 6(k) above in respect of all federal, foreign, state, provincial and local taxes for all periods as to which the tax liability of the Company or any of its consolidated subsidiaries has not been finally determined.

(u)	No Transfer Taxes. There are no transfer taxes or other similar fees or charges under Canadian or U.S. federal law or the laws of any state, province, territory or any political subdivision thereof, required to be paid in connection with the execution and delivery of this Agreement or the issuance by the Company or sale by the Company of the Common Shares.

(v)	No Stamp, Duty, Registration or Documentary Taxes. No stamp duty, registration or documentary taxes, duties or similar charges are payable under the federal laws of Canada or the laws of any province in connection with the creation, issuance, sale and delivery by the Company of the Common Shares or the authorization, execution, delivery and performance of this Agreement.

(w)	No Disputes with Local, Native, Aboriginal or Indigenous Group. No dispute between the Company and any local, native, aboriginal or indigenous group exists or, to the knowledge of the Company, is threatened or imminent that could reasonably be expected to have a Material Adverse Change.

(x)	Company Not an “Investment Company”. The Company has been advised of the rules and requirements under the Investment Company Act of 1940, as amended (the “Investment Company Act”). The Company is not, and after receipt of payment for the Common Shares will not be, required to be registered as an “investment company” within the meaning of Investment Company Act.

(y)	Insurance. Except as otherwise described in the Prospectuses, each of the Company and its subsidiaries are insured by insurers of recognized financial responsibility with policies in such amounts and with such deductibles and covering such risks as are generally deemed prudent and customary for the business for which it is engaged including, but not limited to, policies covering real and personal property owned or leased by the Company and its subsidiaries against theft, damage, destruction, acts of vandalism and earthquakes. The Company has no reason to believe that it or any subsidiary will not be able (i) to renew its existing insurance coverage as and when such policies expire or (ii) to obtain comparable coverage from similar institutions as may be necessary or appropriate to conduct its business as now conducted and at a cost that would not result in a Material Adverse Change.

(z)	No Price Stabilization or Manipulation. The Company has not taken and will not take, directly or indirectly, any action designed to or that might be reasonably expected to cause or result in stabilization or manipulation of the price of any security of the Company to facilitate the sale or resale of the Placement Shares.

(aa)	Related Party Transactions. There are no business relationships or related-party transactions involving the Company or any subsidiary or any other person required to be described in the Prospectuses which have not been described as required.

(bb)	Canadian Securities Laws and Exchange Act Compliance. The documents incorporated or deemed to be incorporated by reference in the Prospectuses, at the time they were or hereafter are filed with or furnished to the Canadian Qualifying Authorities and the Commission, complied and will comply in all material respects with the requirements of the Canadian Securities Laws and the Exchange Act, and, when read together with the other information in the Prospectuses, at the Applicable Times and the Settlement Dates, will not contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading.

(cc)	No Unlawful Contributions or Other Payments. Neither the Company nor any of its subsidiaries, nor any director or officer of the Company or its subsidiaries, nor, to the knowledge of the Company, any agent, employee or representative of the Company or its subsidiaries, has (i) used any corporate funds for any unlawful contribution, gift, entertainment or other unlawful expense relating to political activity; (ii) made or taken an act in furtherance of an offer, promise or authorization of any direct or indirect unlawful payment of corporate funds or benefit to any foreign or domestic government or regulatory official or employee, including, without limitation, of any government-owned or controlled entity or of a public international organization, or any person acting in an official capacity for or on behalf of any of the foregoing, or any political party or party official or candidate for political office; (iii) violated or is in violation of any provision of the U.S. Foreign Corrupt Practices Act of 1977, as amended, the Corruption of Foreign Public Officials Act (Canada), or any applicable law or regulation implementing the OECD Convention on Combating Bribery of Foreign Public Officials in International Business Transactions, or committed an offense under any other applicable anti-bribery or anti-corruption laws; or (iv) made, offered, agreed, requested or taken an act in furtherance of any unlawful bribe or other unlawful benefit, including, without limitation, any rebate, payoff, influence payment, kickback or other unlawful or improper payment or benefit. The Company has instituted, maintained and enforced, and will continue to maintain and enforce policies and procedures designed to promote and ensure compliance with all applicable anti-bribery and anti-corruption laws.

(dd)	Compliance with Anti-Money Laundering Laws. The operations of the Company and its subsidiaries are and have been conducted at all times in compliance with applicable financial recordkeeping and reporting requirements, including those of the Currency and Foreign Transactions Reporting Act of 1970, as amended, those of the Bank Secrecy Act of 1970, as amended, including, as amended by Title III of the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001 (USA PATRIOT Act), and the applicable money laundering statutes of all jurisdictions in which the Company and its subsidiaries conduct business, the rules and regulations thereunder and any related or similar rules, regulations or guidelines, issued, administered or enforced by any governmental or regulatory agency (collectively, the “Money Laundering Laws”), and no action, suit or proceeding by or before any court or governmental agency, authority or body or any arbitrator involving the Company or its subsidiaries with respect to the Money Laundering Laws is pending or, to the knowledge of the Company, threatened.

(ee)	No Conflicts with Sanctions Laws. Neither the Company nor any of its subsidiaries, nor any director or officer of the Company or its subsidiaries, nor, to the knowledge of the Company, any agent, employee or representative of the Company or its subsidiaries, is currently the subject or target of any sanctions administered or enforced by the U.S. government (including, without limitation, the Office of Foreign Assets Control of the U.S. Department of Treasury (“OFAC”) or the U.S. Department of State and including, without limitation, the designation as a “specially designated national” or “blocked person”), the United Nations Security Council, the European Union, or other relevant sanctions authority (collectively, “Sanctions”), nor is the Company or any of its subsidiaries located, organized or resident in a country or territory that is the subject or the target of Sanctions, including, without limitation, Cuba, Iran, North Korea, Syria, Crimea, the so-called Donetsk People’s Republic and the so-called Luhansk People’s Republic regions of Ukraine and the non-government controlled areas of the Kherson and Zaporizhzhia oblasts of Ukraine (each, a “Sanctioned Territory”); and the Company will not directly or indirectly use the proceeds of the offering of the Shares hereunder, or lend, contribute or otherwise make available such proceeds to any subsidiary, joint venture partner or other person or entity (i) to fund or facilitate any activities of or business with any person that, at the time of such funding or facilitation, is the subject or the target of Sanctions, (ii) to fund or facilitate any activities of or business in any Sanctioned Territory or (iii) in any other manner that will result in a violation by any person (including any person participating in the transaction, whether as agent, principal, advisor, investor or otherwise) of Sanctions. For the past five years, the Company and its subsidiaries have not knowingly engaged in, are not now knowingly engaged in, and will not engage in, any dealings or transactions with any person that at the time of the dealing or transaction is or was the subject or the target of Sanctions or with any Sanctioned Territory.

(ff)	Company’s Accounting System. The Company maintains a system of “internal control over financial reporting” (as such term is defined in Rule 13a-15(f) of the General Rules and Regulations under the Exchange Act (the “Exchange Act Rules”)) that complies with the requirements of the Exchange Act and has been designed by their respective principal executive and principal financial officers, or under their supervision, to provide reasonable assurances that (i) transactions are executed in accordance with management’s general or specific authorizations; (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with IFRS and to maintain accountability for assets; (iii) access to assets is permitted only in accordance with management’s general or specific authorization; and (iv) the recorded accountability for assets is compared with existing assets at reasonable intervals and appropriate action is taken with respect to any differences. Except for a material weakness in the Company’s internal control over financial reporting disclosed in the Prospectuses, which the Company believes it has remediated but has not yet assessed, the Company’s internal control over financial reporting is effective. Since the end of the Company’s most recent audited fiscal year, there has been (A) no material weakness in the Company’s internal control over financial reporting (whether or not remediated) and (B) no change in the Company’s internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

(gg)	Disclosure Controls. The Company maintains “disclosure controls and procedures” (as such term is defined in Rule 13a-15(e) under the Exchange Act) and the Company believes that such disclosure controls and procedures are effective to ensure that information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Commission’s rules and forms, including controls and procedures designed to ensure that such information is accumulated and communicated to the Company’s management to allow timely decisions regarding disclosures. The Company has conducted evaluations of the effectiveness of their disclosure controls as required by Rule 13a-15 of the Exchange Act. The Company maintains disclosure controls and procedures as contemplated by the certifications required under Form 52-109F1 and Form 52-109F2 under National Instrument 52-109 — Certification of Disclosures in Issuer’s Annual and Interim Filings and the Company believes that such controls and procedures are effective to provide reasonable assurances that all material information concerning the Company is made known, on a timely basis, to the individuals responsible for the preparation of Company’s filings with the Canadian Qualifying Authorities.

(hh)	Compliance with Environmental Laws. Except as otherwise described in the Prospectuses, and except as would not, individually or in the aggregate, result in a Material Adverse Change (i) neither the Company nor any of its subsidiaries is in violation of any federal, state, local or foreign law or regulation relating to pollution or protection of human health or the environment (including, without limitation, ambient air, surface water, groundwater, land surface or subsurface strata) or wildlife, including without limitation, laws and regulations relating to emissions, discharges, releases or threatened releases of chemicals, pollutants, contaminants, wastes, toxic substances, hazardous substances, petroleum and petroleum products (collectively, “Materials of Environmental Concern”), or otherwise relating to the manufacture, processing, distribution, use, treatment, storage, disposal, transport or handling of Materials of Environmental Concern (collectively, “Environmental Laws”), which violation includes, but is not limited to, noncompliance with any permits or other governmental authorizations required for the operation of the business of the Company or its subsidiaries under applicable Environmental Laws, or noncompliance with the terms and conditions thereof, nor has the Company or any of its subsidiaries received any written communication, whether from a governmental authority, citizens group, employee or otherwise, that alleges that the Company or any of its subsidiaries is in violation of any Environmental Law; (ii) there is no claim, action or cause of action filed with a court or governmental authority, no investigation with respect to which the Company has received written notice, and no written notice by any person or entity alleging potential liability for investigatory costs, cleanup costs, governmental responses costs, natural resources damages, property damages, personal injuries, attorneys’ fees or penalties arising out of, based on or resulting from the presence, or release into the environment, of any Material of Environmental Concern at any location owned, leased or operated by the Company or any of its subsidiaries, now or in the past (collectively, “Environmental Claims”), pending or, to the Company’s knowledge, threatened against the Company or any of its subsidiaries or any person or entity whose liability for any Environmental Claim the Company or any of its subsidiaries has retained or assumed either contractually or by operation of law; and (iii) to the best of the Company’s knowledge, there are no past or present actions, activities, circumstances, conditions, events or incidents, including, without limitation, the release, emission, discharge, presence or disposal of any Material of Environmental Concern, that reasonably could result in a violation of any Environmental Law or form the basis of a potential Environmental Claim against the Company or any of its subsidiaries or against any person or entity whose liability for any Environmental Claim the Company or any of its subsidiaries has retained or assumed either contractually or by operation of law.

(ii)	Intellectual Property. The Company and its subsidiaries own or possess the valid right to use all (i) patents, patent applications, trademarks, trademark registrations, service marks, service mark registrations, Internet domain name registrations, copyrights, copyright registrations, licenses, trade secret rights (“Intellectual Property Rights”) and (ii) inventions, software, works of authorships, trade marks, service marks, trade names, databases, formulae, know how, Internet domain names and other intellectual property (including trade secrets and other unpatented and/or unpatentable proprietary confidential information, systems, or procedures) (collectively, “Intellectual Property Assets”) necessary to conduct their respective businesses as currently conducted, and as proposed to be conducted and described in the Prospectuses. The Company and its subsidiaries have not received any opinion from their legal counsel concluding that any activities of their respective businesses infringe, misappropriate, or otherwise violate, valid and enforceable Intellectual Property Rights of any other person, and have not received written notice of any challenge, which is to their knowledge still pending, by any other person to the rights of the Company and its subsidiaries with respect to any Intellectual Property Rights or Intellectual Property Assets owned or used by the Company or its subsidiaries. To the knowledge of the Company, the Company and its subsidiaries’ respective businesses as now conducted do not give rise to any infringement of, any misappropriation of, or other violation of, any valid and enforceable Intellectual Property Rights of any other person. All licenses for the use of the Intellectual Property Rights described in the Prospectuses are valid, binding upon, and enforceable by or against the parties thereto in accordance to its terms. The Company has complied in all material respects with, and is not in breach nor has received any asserted or threatened claim of breach of any Intellectual Property license, and the Company has no knowledge of any breach or anticipated breach by any other person to any Intellectual Property license. Except as described in the Prospectuses, no claim has been made against the Company alleging the infringement by the Company of any patent, trademark, service mark, trade name, copyright, trade secret, license in or other intellectual property right or franchise right of any person. The Company has taken all reasonable steps to protect, maintain and safeguard its Intellectual Property Rights, including the execution of appropriate nondisclosure and confidentiality agreements. The consummation of the transactions contemplated by this Agreement will not result in the loss or impairment of or payment of any additional amounts with respect to, nor require the consent of any other person in respect of, the Company’s right to own, use, or hold for use any of the Intellectual Property Rights as owned, used or held for use in the conduct of the business as currently conducted.

(jj)	Cybersecurity. (i)(x) There has been no security breach or other compromise of or relating to any of the Company’s or its subsidiaries’ information technology and computer systems, networks, hardware, software, data (including the data of its respective customers, employees, suppliers, vendors and any third party data maintained by or on behalf of it), equipment or technology (collectively, “IT Systems and Data”) and (y) the Company and its subsidiaries has not been notified of, and has no knowledge of any event or condition that would reasonably be expected to result in, any security breach or other compromise to its IT Systems and Data; (ii) the Company and its subsidiaries is presently in compliance with all applicable laws or statutes and all judgments, orders, rules and regulations of any court or arbitrator or governmental or regulatory authority, internal policies and contractual obligations relating to the privacy and security of IT Systems and Data and to the protection of such IT Systems and Data from unauthorized use, access, misappropriation or modification, except as would not, in the case of this clause (ii), individually or in the aggregate, have a Material Adverse Change; (iii) the Company and its subsidiaries has implemented and maintained commercially reasonable safeguards to maintain and protect its material confidential information and the integrity, continuous operation, redundancy and security of all IT Systems and Data; and (iv) the Company and its subsidiaries has implemented backup and disaster recovery technology consistent with industry standards and practices.

(kk)	Listing. The Company is a reporting issuer under the securities laws of each of the provinces of Canada and is not on the list of defaulting reporting issuers maintained by the applicable authorities in each such province or territory that maintains such a list; the Company is subject to the reporting requirements of the Exchange Act and is current in its filings thereunder; the Company is in compliance in all material respects with its obligations under the rules of the NYSE and the TSX; and the Company has not filed any confidential material changes reports which remain confidential at the date hereof. The Common Shares are registered pursuant to Section 12(b) of the Exchange Act and are listed on the NYSE and the TSX, and the Company has taken no action designed to, or reasonably likely to have the effect of, terminating the registration of the Common Shares under the Exchange Act or delisting the Common Shares from the NYSE or the TSX, nor has the Company received any notification that the Commission, the Canadian Qualifying Authorities, NYSE or the TSX is contemplating terminating such registration or listing.

(ll)	Brokers. Except as may otherwise exist with respect to the Agents pursuant to this Agreement, there is no broker, finder or other party that is entitled to receive from the Company any brokerage or finder’s fee or other fee or commission as a result of any transactions contemplated by this Agreement.

(mm)	No Outstanding Loans or Other Indebtedness. Except as described in the Prospectuses, there are no outstanding loans, advances (except normal advances for business expenses in the ordinary course of business) or guarantees or indebtedness by the Company to or for the benefit of any of the officers or directors of the Company or any of the members of any of them.

(nn)	No Reliance. The Company has not relied upon the Agents or legal counsel for the Agents for any legal, tax or accounting advice in connection with the offering and sale of the Placement Shares.

(oo)	Agent Purchases. The Company acknowledges and agrees that the Agents have informed the Company that the Agents may, to the extent permitted under the Securities Act, the Exchange Act and this Agreement, purchase and sell Common Shares for each of their own accounts while this Agreement is in effect, provided, that (i) no such purchase or sales shall take place while a Placement Notice is in effect (except to the extent the Agents may engage in sales of Placement Shares purchased or deemed purchased from the Company as a “riskless principal” or in a similar capacity) and (ii) the Company shall not be deemed to have authorized or consented to any such purchases or sales by the Agents.

(pp)	Compliance with Laws. The Company has not been advised, and has no reason to believe, that it and each of its subsidiaries are not conducting business in compliance with all applicable laws, rules and regulations of the jurisdictions in which it is conducting business, except where failure to be so in compliance would not result in a Material Adverse Change.

Any certificate signed by an officer of the Company and delivered to the Agents or to counsel for the Agents shall be deemed to be a representation and warranty by the Company to the Agents as to the matters set forth therein.

The Company acknowledges that each of the Agents and, for purposes of the opinions to be delivered pursuant to Section 7 hereof, counsel to the Company and counsel to the Agents, will rely upon the accuracy and truthfulness of the foregoing representations and hereby consents to such reliance.

7.	Covenants of the Company. The Company covenants and agrees with each of the Agents that:

(a)	Filing of Prospectuses. The Company will prepare the Prospectuses in a form approved by the Agents and will (i) file the Canadian Prospectus with the Reviewing Authority in accordance with applicable Canadian Securities Laws no later than the Reviewing Authority’s close of business on the date of this Agreement and (ii) file the U.S. Prospectus with the Commission pursuant to General Instruction II.L of Form F-10 no later than the Commission’s close of business on the date of this Agreement.

(b)	Amendments. After the date of this Agreement and during any period in which the U.S. Prospectus relating to any Placement Shares is required to be delivered by the Agents under the Securities Act (including in circumstances where such requirement may be satisfied pursuant to Rule 172 under the Securities Act), (i) the Company will notify the Agents promptly of the time when any subsequent amendment to the Canadian Base Prospectus or the Registration Statement, other than documents incorporated by reference, has been filed with any Canadian Qualifying Authority or the Commission, as applicable, and/or has become effective or where a receipt has been issued therefor or any subsequent supplement to a Prospectus has been filed and of any request by any Canadian Qualifying Authority or the Commission for any amendment or supplement to the Canadian Base Prospectus, the Registration Statement or any Prospectus or for additional information, (ii) the Company will prepare and file with Canadian Qualifying Authorities and the Commission, promptly upon the Agents’ request, any amendments or supplements to the Canadian Base Prospectus, the Registration Statement or any Prospectus, as applicable, that, in the Agents’ reasonable opinion, may be necessary or advisable in connection with the distribution of the Placement Shares by the Agents (provided, however, that the failure of the Agents to make such request shall not relieve the Company of any obligation or liability hereunder, or affect the Agents’ right to rely on the representations and warranties made by the Company in this Agreement); (iii) the Company will not file any amendment or supplement to the Canadian Base Prospectus, the Registration Statement or any Prospectus, other than documents incorporated by reference, relating to the Placement Shares or a security convertible into the Placement Shares unless a copy thereof has been submitted to the Agents within a reasonable period of time before the filing and the Agents have not reasonably objected thereto (provided, however, that the failure of the Agents to make such objection shall not relieve the Company of any obligation or liability hereunder, or affect the Agents’ right to rely on the representations and warranties made by the Company in this Agreement) and the Company will furnish to the Agents at the time of filing thereof a copy of any document that upon filing is deemed to be incorporated by reference into the Canadian Base Prospectus, the Registration Statement or any Prospectus, except for those documents available via SEDAR+ or EDGAR; and (iv) the Company will cause each amendment or supplement to the Canadian Prospectus, other than documents incorporated by reference, to be filed with Canadian Qualifying Authorities in accordance with applicable Canadian Securities Laws and will cause each amendment or supplement to the U.S. Prospectus, other than documents incorporated by reference, to be filed with the Commission as required pursuant to General Instruction II.L of Form F-10.

(c)	Notice of Orders. The Company will advise the Agents, promptly after it receives notice or obtains knowledge thereof, of the issuance or threatened issuance by the Commission of any order suspending the use of the Canadian Base Prospectus or any Canadian Prospectus Supplement or the effectiveness of the Registration Statement, of the suspension of the qualification or distribution of the Placement Shares for offering or sale in any jurisdiction, or of the initiation or threatening of any proceeding for any such purpose; and it will promptly use its commercially reasonable efforts to prevent the issuance of any stop order, cease trade order or any other order suspending the qualification or distribution of the Placement Shares or to obtain its withdrawal if such an order should be issued.

(d)	Delivery of Prospectus; Subsequent Changes. During any period in which the U.S. Prospectus relating to the Placement Shares is required to be delivered by the Agents under the Securities Act with respect to a pending sale of the Placement Shares (including in circumstances where such requirement may be satisfied pursuant to Rule 172 under the Securities Act), the Company will comply with all requirements imposed upon it by Canadian Securities Laws and the Securities Act, as from time to time in force, and will file or furnish on or before their respective due dates all reports and other documents required to be filed or furnished by the Company pursuant to applicable Canadian Securities Laws or pursuant to Sections 13(a), 13(c), 14, 15(d) or any other provision of or under the Exchange Act. If during such period any event occurs as a result of which any Prospectus as then amended or supplemented would include an untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in the light of the circumstances then existing, not misleading, or if during such period it is necessary to amend or supplement the Canadian Base Prospectus, the Registration Statement or any Prospectus to comply with Canadian Securities Laws or the Securities Act, as applicable, the Company will promptly notify the Designated Agent to suspend the offering of Placement Shares during such period and the Company will promptly amend or supplement the Canadian Base Prospectus, the Registration Statement or the Prospectuses (at the expense of the Company) so as to correct such statement or omission or effect such compliance.

(e)	Listing of Placement Shares. During any period in which the U.S. Prospectus relating to the Placement Shares is required to be delivered by the Agents under the Securities Act with respect to a pending sale of the Placement Shares (including in circumstances where such requirement may be satisfied pursuant to Rule 172 under the Securities Act), the Company will use its commercially reasonable efforts to cause the Placement Shares to be listed on the TSX and the NYSE and to qualify the Placement Shares for sale under the securities laws of such jurisdictions as the Agents reasonably designate and to continue such qualifications in effect so long as required for the distribution of the Placement Shares; provided, however, that the Company shall not be required in connection therewith to qualify as a foreign corporation or dealer in securities or file a general consent to service of process in any jurisdiction.

(f)	Delivery of Base Prospectus, Registration Statement, Form F-X and Prospectuses. The Company will furnish to the Agents and their counsel (at the expense of the Company) copies of the Canadian Base Prospectus, the Registration Statement, the Form F-X, the Prospectuses (including all documents incorporated by reference therein) and all amendments and supplements to the Canadian Base Prospectus, the Registration Statement or the Prospectuses that are filed with Canadian Qualifying Authorities or the Commission during any period in which a Prospectus relating to the Placement Shares is required to be delivered under the Securities Act (including all documents filed with or furnished to Canadian Qualifying Authorities or the Commission, as applicable, during such period that are deemed to be incorporated by reference therein), in each case as soon as reasonably practicable and in such quantities as the Agents may from time to time reasonably request and, at the Agents’ request, will also furnish copies of the U.S. Prospectus to each U.S. exchange or market on which sales of the Placement Shares may be made; provided, however, that the Company shall not be required to furnish any document (other than the Prospectuses) to the Agents to the extent such document is available on SEDAR+ or EDGAR.

(g)	Earnings Statement. The Company will make generally available to its security holders as soon as practicable, but in any event not later than 15 months after the end of the Company’s current fiscal quarter, an earnings statement covering a 12-month period that satisfies the provisions of Section 11(a) and Rule 158 of the Securities Act.

(h)	Expenses. The Company, whether or not the transactions contemplated hereunder are consummated or this Agreement is terminated, in accordance with the provisions of Section 11 hereunder, will pay the following expenses all incident to the performance of its obligations hereunder, including, but not limited to, expenses relating to (i) the preparation, printing and filing of the Canadian Base Prospectus and each amendment and supplement thereto, the Registration Statement and each amendment and supplement thereto, and each Prospectus and each amendment and supplement thereto, (ii) the preparation, issuance and delivery of the Placement Shares, (iii) the qualification of the Placement Shares under securities laws in accordance with the provisions of Section 7(e) of this Agreement, including filing fees (provided, however, that any fees or disbursements of counsel for the Agents in connection therewith shall be paid by the Agents except as set forth in (vii) below), (iv) the printing and delivery to the Agents of copies of the Prospectuses and any amendments or supplements thereto, and of this Agreement, (v) the fees and expenses incurred in connection with the listing or qualification of the Placement Shares for trading on NYSE and the TSX, (vi) the filing fees and expenses, if any, of the Canadian Qualifying Authorities and the Commission, (vii) the filing fees and associated legal expenses of the Agents’ outside counsel for filings with the FINRA Corporate Financing Department, such legal expense reimbursement not to exceed US$10,000 and, (viii) the reasonable fees and disbursements of the Agents’ Canadian and U.S. counsel in an amount not to exceed US$100,000 plus an additional US$20,000 per fiscal quarter of reasonable fees and disbursements of the Agents’ Canadian and U.S. counsel in connection with subsequent Representation Dates hereunder (provided that no additional fees will be payable pursuant to this clause (viii) for any fiscal quarter following the termination of this Agreement in accordance with Section 11 hereof), provided, however, in no event shall the total compensation paid to the Agents exceed 8.0% of the gross proceeds to the Company from the sale of Placement Shares.

(i)	Use of Proceeds. The Company will use the Net Proceeds as described in the Prospectuses in the section entitled “Use of Proceeds.”

(j)	Notice of Other Sales. During the pendency of any Placement Notice given hereunder, and for five trading days following the termination of any Placement Notice given hereunder, the Company shall provide the Agents notice as promptly as reasonably possible before it offers to sell, contracts to sell, sells, grants any option to sell or otherwise disposes of any Common Shares (other than Placement Shares offered pursuant to the provisions of this Agreement) or securities convertible into or exchangeable for Common Shares, warrants or any rights to purchase or acquire Common Shares; provided, that such notice shall not be required in connection with the (i) issuance, grant or sale of Common Shares, options to purchase Common Shares or Common Shares issuable upon the exercise of options or other equity awards pursuant to the any stock option, stock bonus or other stock plan or arrangement described in the Prospectuses, (ii) the issuance of securities in connection with an acquisition, merger or sale or purchase of assets or (iii) the issuance or sale of Common Shares pursuant to any dividend reinvestment plan that the Company may adopt from time to time provided the implementation of such is disclosed to the Agents in advance or (iv) any Common Shares issuable upon the exchange, conversion or redemption of securities or the exercise of warrants, options or other rights in effect or outstanding.

(k)	Change of Circumstances. The Company will, at any time during a fiscal quarter in which the Company intends to tender a Placement Notice or sell Placement Shares, advise the Agents promptly after it shall have received notice or obtained knowledge thereof, of any information or fact that would alter or affect in any material respect any opinion, certificate, letter or other document provided to the Agents pursuant to this Agreement.

(l)	Due Diligence Cooperation. The Company will cooperate with any reasonable due diligence review conducted by the Agents or their agents in connection with the transactions contemplated hereby, including, without limitation, providing information and making available documents and senior corporate officers, during regular business hours and at the Company’s principal offices, as the Agents may reasonably request.

(m)	Filings Related to Placement of Placement Shares. The Company agrees to (i) disclose in its quarterly reports, annual information form or annual financial statements/annual report on Form 40-F or 20-F and, if requested by the Agents, in prospectus supplements to be filed from time to time, the number of Placement Shares sold through the Agents, the Net Proceeds to the Company and the compensation payable by the Company to the Agents with respect to such Placement Shares; and (ii) deliver such number of copies of each such prospectus supplement to each exchange or market on which such sales were effected as may be required by the rules or regulations of such exchange or market.

(n)	Representation Dates; Certificate. On or prior to the First Delivery Date hereof and each time the Company (i) files a Prospectus relating to the Placement Shares or amends or supplements the Canadian Base Prospectus, the Registration Statement or any Prospectus relating to the Placement Shares by means of a post-effective amendment, sticker, or supplement but not by means of incorporation of document(s) by reference into the Canadian Base Prospectus, the Registration Statement or any Prospectus relating to the Placement Shares; (ii) files an annual report on Form 20-F or Form 40-F under the Exchange Act; (iii) files quarterly financial statements on Form 6-K under the Exchange Act; or (iv) files a report on Form 6-K containing amended financial information (other than an earnings release) under the Exchange Act (each date of filing of one or more of the documents referred to in clauses (i) through (iv) shall be a “Representation Date”); the Company shall furnish the Agents with a certificate, in the form attached hereto as Exhibit 7(n), within three (3) Trading Days of any Representation Date if requested by the Agents. The requirement to provide a certificate under this Section 7(n) shall be waived for any Representation Date occurring at a time at which no Placement Notice is pending, which waiver shall continue until the earlier to occur of the date the Company delivers a Placement Notice hereunder (which for such calendar quarter shall be considered a Representation Date) and the next occurring Representation Date; provided, however, that such waiver shall not apply for any Representation Date on which the Company files its annual report on Form 20-F or Form 40-F. Notwithstanding the foregoing, if the Company subsequently decides to sell Placement Shares following a Representation Date when the Company relied on such waiver and did not provide the Agents with a certificate under this Section 7(n), then before the Company delivers the Placement Notice or the Designated Agent sells any Placement Shares, the Company shall provide the Agents with a certificate, in the form attached hereto as Exhibit 7(n), dated the date of the Placement Notice.

(o)	Legal Opinions. Within one (1) Trading Date of the date hereof and within three (3) Trading Days of each Representation Date with respect to which the Company is obligated to deliver a certificate in the form attached hereto as Exhibit 7(n) for which no waiver is applicable, the Company shall cause to be furnished to the Agents written opinions of Dorsey & Whitney LLP, U.S. counsel for the Company (“Company U.S. Counsel”), and Koffman Kalef LLP, Canadian counsel for the Company (“Company Canadian Counsel” and collectively, “Company Counsel”), or other counsel satisfactory to the Agents, in form and substance satisfactory to the Agents and their counsel, dated the date that the opinion is required to be delivered, substantially similar to the form attached hereto as Exhibit 7(o)(i) and Exhibit 7(o)(ii), respectively, modified, as necessary, to relate to the Canadian Base Prospectus, the Registration Statement and the Prospectuses as then amended or supplemented; provided, however, that in lieu of such opinions for subsequent Representation Dates, counsel may furnish the Agents with a letter (a “Reliance Letter”) to the effect that the Agents may rely on a prior opinion delivered under this Section 7(o) to the same extent as if it were dated the date of such letter (except that statements in such prior opinion shall be deemed to relate to the Canadian Base Prospectus, the Registration Statement and the Prospectuses, as amended or supplemented at such Representation Date).

(p)	Title Opinion. Within one (1) Trading Day of the date hereof and within three (3) Trading Days of (i) each time the Company files an annual report on Form 20-F or Form 40-F under the Exchange Act, (ii) any material change to the ownership or title of the Company to the Mining Claims in respect of the Mineral Properties or (iii) the determination by the Company that any other property is material to the Company, the Company shall cause to be furnished to the Agents a written opinion of Cereceres Estudio Legal, S.C. (or other counsel satisfactory to the Agents) as to the ownership and title of the Company to the Mining Claims in respect of the Mineral Properties and any such other material property and with respect to such other matters related to the transactions contemplated hereby as may be reasonably requested by the Agents; provided, however, that the Company shall not be required to deliver such opinion if during such period the Company is not obligated to deliver a certificate in the form attached hereto as Exhibit 7(n) as a result of a waiver from such requirement.

(q)	Comfort Letter. Within one (1) Trading Day of the date hereof and within three (3) Trading Days of each Representation Date with respect to which the Company is obligated to deliver a certificate in the form attached hereto as Exhibit 7(n) for which no waiver is applicable, the Company shall cause its independent accountants to furnish the Agents letters (the “Comfort Letters”), dated the date the Comfort Letter is delivered, in form and substance satisfactory to the Agents, (i) confirming that they are an independent registered public accounting firm within the meaning of the Securities Act and the PCAOB and are independent with respect to the Company as required by Canadian Securities Laws, (ii) stating, as of such date, the conclusions and findings of such firm with respect to the financial information and other matters ordinarily covered by accountants’ “comfort letters” to the Agents in connection with registered public offerings (the first such letter, the “Initial Comfort Letter”) and (iii) updating the Initial Comfort Letter with any information that would have been included in the Initial Comfort Letter had it been given on such date and modified as necessary to relate to the Canadian Base Prospectus, the Registration Statement and the Prospectuses, as amended and supplemented to the date of such letter.

(r)	Market Activities. The Company will not, directly or indirectly, (i) take any action designed to cause or result in, or that constitutes or might reasonably be expected to constitute, the stabilization or manipulation of the price of any security of the Company to facilitate the sale or resale of the Placement Shares or to result in a violation of Regulation M under the Exchange Act or (ii) sell, bid for, or purchase the Common Shares to be issued and sold pursuant to this Agreement, or pay anyone any compensation for soliciting purchases of the Placement Shares other than the Agents.

(s)	Insurance. The Company and its subsidiaries shall maintain, or cause to be maintained, insurance in such amounts and covering such risks as is reasonable and customary for the business for which it is engaged.

(t)	Compliance with Laws. The Company and each of its subsidiaries shall maintain, or cause to be maintained, all material environmental permits, licenses and other authorizations required by federal, provincial, state and local law in order to conduct their businesses as described in the Prospectuses, and the Company and each of its subsidiaries shall conduct their businesses, or cause their businesses to be conducted, in substantial compliance with such permits, licenses and authorizations and with applicable environmental laws, except where the failure to maintain or be in compliance with such permits, licenses and authorizations could not reasonably be expected to result in a Material Adverse Change.

(u)	Investment Company Act. The Company will conduct its affairs in such a manner so as to reasonably ensure that neither it nor its subsidiaries will be or become, at any time prior to the termination of this Agreement, an “investment company,” as such term is defined in the Investment Company Act, assuming no change in the Commission’s current interpretation as to entities that are not considered an investment company.

(v)	Canadian Securities Laws, Securities Act and Exchange Act. The Company will use its best efforts to comply with all requirements imposed upon it by Canadian Securities Laws, the Securities Act and the Exchange Act as from time to time in force, so far as necessary to permit the continuance of sales of, or dealings in, the Placement Shares as contemplated by the provisions hereof and the Prospectuses.

(w)	No Offer to Sell. Other than a free writing prospectus (as defined in Rule 405 under the Securities Act) approved in advance by the Company and the Agents in their capacity as principal or agent hereunder, neither the Agents nor the Company (including its agents and representatives, other than the Agents in their capacity as such) will make, use, prepare, authorize, approve or refer to any written communication (as defined in Rule 405 under the Securities Act), required to be filed with the Commission, that constitutes an offer to sell or solicitation of an offer to buy Common Shares hereunder

(x)	Sarbanes-Oxley Act. The Company and its subsidiaries will use their best efforts to comply with all effective applicable provisions of the Sarbanes-Oxley Act.

(y)	Actively-Traded Security. The Common Shares are an “actively-traded security” exempted from the requirements of Rule 101 of Regulation M under the Exchange Act by subsection (c)(1) of such rule.

8.	Conditions to the Agents’ Obligations. The obligations of the Agents hereunder with respect to a Placement will be subject to the continuing accuracy and completeness of the representations and warranties made by the Company herein, to the due performance by the Company of its obligations hereunder, to the completion by the Agents of a due diligence review satisfactory to each Agent in its reasonable judgment, and to the continuing satisfaction (or waiver by the Agents in their sole discretion) of the following additional conditions:

(a)	Registration Statement Effective. The Registration Statement shall be effective and shall be available for (i) all sales of Placement Shares issued pursuant to all prior Placement Notices and (ii) the sale of all Placement Shares contemplated to be issued by any Placement Notice.

(b)	No Material Notices. None of the following events shall have occurred and be continuing: (i) receipt by the Company or any of its subsidiaries of any request for additional information from any Canadian Qualifying Authority, the Commission or any other federal, provincial or state governmental authority during the period of effectiveness of the Canadian Base Prospectus and the Registration Statement, the response to which would require any post-effective amendments or supplements to the Canadian Base Prospectus, the Registration Statement or the Prospectuses; (ii) the issuance by any Canadian Qualifying Authority or the Commission or any other federal, provincial or state governmental authority of any stop order or other order suspending the use of the Canadian Base Prospectus or any Canadian Prospectus Supplement or the effectiveness of the Registration Statement or the initiation of any proceedings for that purpose; (iii) receipt by the Company of any notification with respect to the suspension of the qualification or exemption from qualification of any of the Placement Shares for sale in any jurisdiction or the initiation or threatening of any proceeding for such purpose; (iv) the occurrence of any event that makes any material statement made in the Canadian Base Prospectus, the Registration Statement or the Prospectuses or any material document incorporated or deemed to be incorporated therein by reference untrue in any material respect or that requires the making of any changes in the Canadian Base Prospectus, the Registration Statement, the Prospectuses or such documents so that, in the case of the Registration Statement, it will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading and, that in the case of each of the Canadian Base Prospectus and each Prospectus, it will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading and, that in the case of the Canadian Prospectus, it will contain full, true and plain disclosure of all material facts relating to the Company and the Common Shares.

(c)	No Misstatement or Material Omission. The Agents shall not have advised the Company that the Registration Statement or any Prospectus, or any amendment or supplement thereto, contains an untrue statement of fact that in any Agent’s reasonable opinion is material, or omits to state a fact that in any Agent’s opinion is material and is required to be stated therein or is necessary to make the statements therein not misleading.

(d)	Material Changes. Except as contemplated in the Prospectuses, or disclosed in the Company’s reports filed or furnished to the Canadian Qualifying Authorities and the Commission, there shall not have been any Material Adverse Change, on a consolidated basis, in the authorized share capital of the Company or any Material Adverse Change or any development that could reasonably be expected to result in a Material Adverse Change, or any downgrading in or withdrawal of the rating assigned to any of the Company’s securities (other than asset backed securities) by any rating organization or a public announcement by any rating organization that it has under surveillance or review its rating of any of the Company’s securities (other than asset backed securities), the effect of which, in the case of any such action by a rating organization described above, in the reasonable judgment of any Agent (without relieving the Company of any obligation or liability it may otherwise have), is so material as to make it impracticable or inadvisable to proceed with the offering of the Placement Shares on the terms and in the manner contemplated in the Prospectuses.

(e)	Company Counsel Legal Opinions. The Agents shall have received the opinions of Company Counsel required to be delivered pursuant to Section 7(o) on or before the date on which such delivery of such opinion is required pursuant to Section 7(o).

(f)	Title Opinion. The Agents shall have received the opinion(s) required to be delivered pursuant to Section 7(p) on or before the date on which such delivery of such opinion(s) is required pursuant to Section 7(p).

(g)	Agents Counsel Legal Opinion. The Agents shall have received from Skadden, Arps, Slate, Meagher & Flom LLP, United States counsel for the Agents, such opinion or opinions, on or before the date on which the delivery of the Company Counsel legal opinion is required pursuant to Section 7(o), with respect to such matters as the Agents may reasonably require, and the Company shall have furnished to such counsel such documents as they request for enabling them to pass upon such matters.

(h)	Comfort Letter. The Agents shall have received the Comfort Letter required to be delivered pursuant to Section 7(q) on or before the date on which such delivery of such Comfort Letter is required pursuant to Section 7(q).

(i)	Representation Certificate. The Agents shall have received the certificate required to be delivered pursuant to Section 7(n) on or before the date on which delivery of such certificate is required pursuant to Section 7(n).

(j)	Secretary’s Certificate. On or prior to the First Delivery Date, the Agents shall have received a certificate, signed on behalf of the Company by its corporate Secretary, in form and substance satisfactory to the Agents and their counsel.

(k)	No Suspension. Trading in the Common Shares shall not have been suspended on NYSE or the TSX.

(l)	FINRA. FINRA shall not have objected to the fairness or reasonableness of the terms or arrangements under this Agreement.

(m)	Other Materials. On each date on which the Company is required to deliver a certificate pursuant to Section 7(n), the Company shall have furnished to the Agents such appropriate further information, certificates and documents as the Agents may have reasonably requested. All such opinions, certificates, letters and other documents shall have been in compliance with the provisions hereof. The Company will furnish the Agents with such conformed copies of such opinions, certificates, letters and other documents as the Agents shall have reasonably requested.

(n)	Approval for Listing. The Placement Shares shall either have been (i) approved for listing on NYSE, subject only to notice of issuance, and conditionally approved for listing on the TSX or (ii) the Company shall have filed an application for listing of the Placement Shares on the TSX and NYSE at, or prior to, the issuance of any Placement Notice

(o)	Agent for Service. The Company shall have furnished to the Agents satisfactory evidence of its due and valid authorization of CT Corporation System as its agent to receive service of process in the United States pursuant to Section 16 hereof, and satisfactory evidence from CT Corporation System accepting its appointment as such agent.

(p)	No Termination Event. There shall not have occurred any event that would permit the Agents to terminate this Agreement pursuant to Section 11(a).

9.	Indemnification and Contribution.

(a)	Company Indemnification. The Company agrees to indemnify and hold harmless each Agent, the directors, officers, partners, employees and agents of each Agent and each person, if any, who (i) controls any Agent within the meaning of Section 15 of the Securities Act or Section 20 of the Exchange Act, or (ii) is controlled by or is under common control with an Agent (an “Agent Affiliate”) from and against any and all losses, claims, liabilities, expenses and damages (including, but not limited to, any and all reasonable investigative, legal and other expenses incurred in connection with, and any and all amounts paid in settlement (in accordance with Section 9(c)) of, any action, suit or proceeding between any of the indemnified parties and any indemnifying parties or between any indemnified party and any third party, or otherwise, or any claim asserted), as and when incurred, to which each Agent, or any such person, may become subject under Canadian Securities Laws, the Securities Act, the Exchange Act or other federal, provincial or state statutory law or regulation, at common law or otherwise, insofar as such losses, claims, liabilities, expenses or damages arise out of or are based, directly or indirectly, on (w) any untrue statement or alleged untrue statement of a material fact contained in the Canadian Base Prospectus, the Registration Statement or any Prospectus or any amendment or supplement to the Canadian Base Prospectus, the Registration Statement or any Prospectus or in any free writing prospectus or in any application or other document executed by or on behalf of the Company or based on written information furnished by or on behalf of the Company filed in any jurisdiction in order to qualify the Common Shares under the securities laws thereof or filed with Canadian Regulatory Authorities or the Commission, (x) the omission or alleged omission to state in any such document a material fact required to be stated in it or necessary to make the statements in it not misleading, (y) the failure of the Canadian Base Prospectus or the Canadian Prospectus or any amendment or supplement to the Canadian Base Prospectus or the Canadian Prospectus to contain full, true and plain disclosure of all material facts relating to the Common Shares and to the Company or (z) any breach by any of the indemnifying parties of any of their respective representations, warranties and agreements contained in this Agreement; provided, however, that this indemnity agreement shall not apply to the extent that such loss, claim, liability, expense or damage arises from the sale of the Placement Shares pursuant to this Agreement and is caused directly or indirectly by an untrue statement or omission made in reliance upon and in conformity with written information relating to an Agent and furnished to the Company by such Agent expressly for inclusion in any document as described in clause (w) of this Section 9(a). This indemnity agreement will be in addition to any liability that the Company might otherwise have.

(b)	Indemnification by the Agents. Each Agent agrees, severally and not jointly, to indemnify and hold harmless the Company and its directors and each officer of the Company that signed the Canadian Base Prospectus and the Registration Statement, and each person, if any, who (i) controls the Company within the meaning of Section 15 of the Securities Act or Section 20 of the Exchange Act or (ii) is controlled by or is under common control with the Company (a “Company Affiliate”) against any and all loss, liability, claim, damage and expense described in the indemnity contained in Section 9(a), as incurred, but only with respect to untrue statements or omissions, or alleged untrue statements or omissions, made in the Canadian Base Prospectus (or any amendments thereto), the Registration Statement (or any amendments thereto) or the Prospectus (or any amendment or supplement thereto) in reliance upon and in conformity with written information relating to such Agent and furnished to the Company by such Agent expressly for inclusion in any document as described in clause (x) of Section 9(a).

(c)	Procedure. Any party that proposes to assert the right to be indemnified under this Section 9 will, promptly after receipt of notice of commencement of any action against such party in respect of which a claim is to be made against an indemnifying party or parties under this Section 9, notify each such indemnifying party of the commencement of such action, enclosing a copy of all papers served, but the omission so to notify such indemnifying party will not relieve the indemnifying party from (i) any liability that it might have to any indemnified party otherwise than under this Section 9 and (ii) any liability that it may have to any indemnified party under the foregoing provision of this Section 9 unless, and only to the extent that, such omission results in the forfeiture of substantive rights or defenses by the indemnifying party. If any such action is brought against any indemnified party and it notifies the indemnifying party of its commencement, the indemnifying party will be entitled to participate in and, to the extent that it elects by delivering written notice to the indemnified party promptly after receiving notice of the commencement of the action from the indemnified party, jointly with any other indemnifying party similarly notified, to assume the defense of the action, with counsel reasonably satisfactory to the indemnified party, and after notice from the indemnifying party to the indemnified party of its election to assume the defense, the indemnifying party will not be liable to the indemnified party for any legal or other expenses except as provided below and except for the reasonable costs of investigation subsequently incurred by the indemnified party in connection with the defense. The indemnified party will have the right to employ its own counsel in any such action, but the fees, expenses and other charges of such counsel will be at the expense of such indemnified party unless (1) the employment of counsel by the indemnified party has been authorized in writing by the indemnifying party, (2) the indemnified party has reasonably concluded (based on advice of counsel) that there may be legal defenses available to it or other indemnified parties that are different from or in addition to those available to the indemnifying party, (3) a conflict or potential conflict exists (based on advice of counsel to the indemnified party) between the indemnified party and the indemnifying party (in which case the indemnifying party will not have the right to direct the defense of such action on behalf of the indemnified party) or (4) the indemnifying party has not in fact employed counsel to assume the defense of such action within a reasonable time after receiving notice of the commencement of the action, in each of which cases the reasonable fees, disbursements and other charges of counsel will be at the expense of the indemnifying party or parties. It is understood that the indemnifying party or parties shall not, in connection with any proceeding or related proceedings in the same jurisdiction, be liable for the reasonable fees, disbursements and other charges of more than one separate firm admitted to practice in such jurisdiction at any one time for all such indemnified party or parties. All such fees, disbursements and other charges will be reimbursed by the indemnifying party promptly as they are incurred. An indemnifying party will not, in any event, be liable for any settlement of any action or claim effected without its written consent. No indemnifying party shall, without the prior written consent of each indemnified party, settle or compromise or consent to the entry of any judgment in any pending or threatened claim, action or proceeding relating to the matters contemplated by this Section 9 (whether or not any indemnified party is a party thereto), unless such settlement, compromise or consent (i) includes an unconditional release of each indemnified party from all liability arising or that may arise out of such claim, action or proceeding and (ii) does not include a statement as to or an admission of fault, culpability or a failure to act, by or on behalf of any indemnified party.

(d)	Contribution. In order to provide for just and equitable contribution in circumstances in which the indemnification provided for in the foregoing paragraphs of this Section 9 is applicable in accordance with its terms but for any reason is held to be unavailable from the Company or the Agents, the Company and the Agents will contribute to the total losses, claims, liabilities, expenses and damages (including any investigative, legal and other expenses reasonably incurred in connection with, and any amount paid in settlement of, any action, suit or proceeding or any claim asserted, but after deducting any contribution received by the Company from persons other than the Agents, such as persons who control the Company within the meaning of the Securities Act, officers of the Company who signed the Canadian Base Prospectus and the Registration Statement and directors of the Company, who also may be liable for contribution) to which the Company and the Agents may be subject in such proportion as shall be appropriate to reflect the relative benefits received by the Company on the one hand and the Agents on the other. The relative benefits received by the Company on the one hand and the Agents on the other hand shall be deemed to be in the same proportion as the total Net Proceeds from the sale of the Placement Shares (before deducting expenses) received by the Company bear to the total compensation received by the Agents from the sale of Placement Shares on behalf of the Company. If, but only if, the allocation provided by the foregoing sentence is not permitted by applicable law, the allocation of contribution shall be made in such proportion as is appropriate to reflect not only the relative benefits referred to in the foregoing sentence but also the relative fault of the Company, on the one hand, and the Agents, on the other, with respect to the statements or omission that resulted in such loss, claim, liability, expense or damage, or action in respect thereof, as well as any other relevant equitable considerations with respect to such offering. Such relative fault shall be determined by reference to, among other things, whether the untrue or alleged untrue statement of a material fact or omission or alleged omission to state a material fact relates to information supplied by the Company or the Agents, the intent of the parties and their relative knowledge, access to information and opportunity to correct or prevent such statement or omission. The Company and each Agent agree that it would not be just and equitable if contributions pursuant to this Section 9(d) were to be determined by pro rata allocation or by any other method of allocation that does not take into account the equitable considerations referred to herein. The amount paid or payable by an indemnified party as a result of the loss, claim, liability, expense, or damage, or action in respect thereof, referred to above in this Section 9(d) shall be deemed to include, for the purpose of this Section 9(d), any legal or other expenses reasonably incurred by such indemnified party in connection with investigating or defending any such action or claim to the extent consistent with Section 9(c) hereof. Notwithstanding the foregoing provisions of this Section 9(d), no Agent shall be required to contribute any amount in excess of the commissions received by it under this Agreement and no person found guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) will be entitled to contribution from any person who was not guilty of such fraudulent misrepresentation. For purposes of this Section 9(d), any person who controls a party to this Agreement within the meaning of the Securities Act, and any officers, directors, partners, employees or agents of each Agent, will have the same rights to contribution as that party, and each officer of the Company who signed the Canadian Base Prospectus and the Registration Statement will have the same rights to contribution as the Company, subject in each case to the provisions hereof. Any party entitled to contribution, promptly after receipt of notice of commencement of any action against such party in respect of which a claim for contribution may be made under this Section 9(d), will notify any such party or parties from whom contribution may be sought, but the omission to so notify will not relieve that party or parties from whom contribution may be sought from any other obligation it or they may have under this Section 9(d) except to the extent that the failure to so notify such other party materially prejudiced the substantive rights or defenses of the party from whom contribution is sought. Except for a settlement entered into pursuant to the last sentence of Section 9(c) hereof, no party will be liable for contribution with respect to any action or claim settled without its written consent if such consent is required pursuant to Section 9(c) hereof.

10.	Representations and Agreements to Survive Delivery. The indemnity and contribution agreements contained in Section 9 of this Agreement and all representations and warranties of the Company herein or in certificates delivered pursuant hereto shall survive, as of their respective dates, regardless of (i) any investigation made by or on behalf of the Agents, any controlling persons, or the Company (or any of their respective officers, directors or controlling persons), (ii) delivery and acceptance of the Placement Shares and payment therefor or (iii) any termination of this Agreement.

11.	Termination.

(a)	An Agent shall have the right by giving notice as hereinafter specified at any time to terminate this Agreement with respect to itself, but not with respect to any other Agent, if (i) any Material Adverse Change, or any development that could reasonably be expected to result in a Material Adverse Change has occurred that, in the reasonable judgment of such Agent, may materially impair the ability of such Agent to sell the Placement Shares hereunder, (ii) the Company shall have failed, refused or been unable to perform any agreement on its part to be performed hereunder; provided, however, in the case of any failure of the Company to deliver (or cause another person to deliver) any certification, opinion, or letter required under Sections 7(n), 7(o), 7(p) or 7(q) such Agent’s right to terminate shall not arise unless such failure to deliver (or cause to be delivered) continues for more than thirty (30) days from the date such delivery was required; or (iii) any other condition of such Agent’s obligations hereunder is not fulfilled, or (iv), any suspension or limitation of trading in the Placement Shares or in securities generally on NYSE or the TSX shall have occurred. Any such termination shall be without liability of any party to any other party except that the provisions of Section 7(h) (Expenses), Section 9 (Indemnification and Contribution), Section 10 (Representations and Agreements to Survive Delivery), Section 16 (Applicable Law; Consent to Jurisdiction) and Section 17 (Waiver of Jury Trial) hereof shall remain in full force and effect notwithstanding such termination. If an Agent elects to terminate this Agreement as provided in this Section 11(a), such Agent shall provide the required notice as specified in Section 12 (Notices).

(b)	The Company shall have the right, by giving ten (10) days’ notice as hereinafter specified to terminate this Agreement in its sole discretion at any time after the date of this Agreement. Any such termination shall be without liability of any party to any other party except that the provisions of Section 7(h), Section 9, Section 10, Section 16 and Section 17 hereof shall remain in full force and effect notwithstanding such termination.

(c)	Each of the Agents shall have the right, by giving ten (10) days’ notice as hereinafter specified, to terminate this Agreement in its sole discretion with respect to itself, but not with respect to any other Agent, at any time after the date of this Agreement. Any such termination shall be without liability of any party to any other party except that the provisions of Section 7(h), Section 9, Section 10, Section 16 and Section 17 hereof shall remain in full force and effect notwithstanding such termination.

(d)	Unless earlier terminated pursuant to this Section 11, this Agreement shall automatically terminate upon the earlier of (i) July 16, 2025 or (ii) the issuance and sale of all of the Placement Shares through the Agents on the terms and subject to the conditions set forth herein; provided that the provisions of Section 7(h), Section 9, Section 10, Section 16 and Section 17 hereof shall remain in full force and effect notwithstanding such termination.

(e)	This Agreement shall remain in full force and effect unless terminated pursuant to Sections 11(a), (b), (c), or (d) above or otherwise by mutual agreement of the parties; provided, however, that any such termination by mutual agreement shall in all cases be deemed to provide that Section 7(h), Section 9, Section 10, Section 16 and Section 17 shall remain in full force and effect.

(f)	Any termination of this Agreement shall be effective on the date specified in such notice of termination; provided, however, that such termination shall not be effective until the close of business on the date of receipt of such notice by the Agents or the Company, as the case may be. If such termination shall occur prior to the Settlement Date for any sale of Placement Shares, such Placement Shares shall settle in accordance with the provisions of this Agreement.

12.	Notices. All notices or other communications required or permitted to be given by any party to any other party pursuant to the terms of this Agreement shall be in writing, unless otherwise specified in this Agreement, and if sent to the Agents, shall be delivered to BMO at BMO Capital Markets Corp., 151 W 42nd Street, 32nd Floor, New York, New York 10036, Attention: Brad Pavelka, Carter Hohmann and Eileen Connors; CIBC at CIBC World Markets Inc., 400 Burrard Street, 12th Floor, Vancouver, British Columbia V6C 3A6, Attention: Matt Dugaro; TD at TD Securities (USA) LLC, One Vanderbilt Avenue, New York, NY 10117, Attention: Equity Capital Markets; Raymond James at Raymond James (USA) Ltd., Scotia Plaza, 40 King Street W, 54th Floor, Toronto, Ontario M5H 3Y2, Attention: Gavin McOuat; B. Riley at B. Riley Securities, Inc., 299 Park Avenue, 7th Floor, New York, NY 10171, Attention: Seth Appel, Ernie Dahlman, Scott Ammaturo, Keith Pompliano and Jason Petchenick; H.C. Wainwright at H.C. Wainwright & Co., LLC, 430 Park Avenue, 3rd Floor, New York, NY 10022, Attention: Head of Investment Banking; AGP at 590 Madison Avenue, New York, NY 10022, Attention: Thomas Higgins; and Stifel at 1055 West Hastings Street, Suite 1010, Vancouver, British Columbia, Attention: Dan Barnholden and Rosemary Teixeira, or if sent to the Company, shall be delivered to Endeavour Silver Corp., 1130-609 Granville Street, Vancouver, BC V7Y 1G5, email: ddickson@edrsilver.com, attention: Dan Dickson with a copy to Koffman Kalef LLP, 19th Floor, 885 West Georgia Street, Vancouver, BC, V6C 3H4, email: bp@kkbl.com, attention: Bernard Poznanski and Dorsey & Whitney LLP, email: brenkert.jason@dorsey.com, attention: Jason K. Brenkert. Each party to this Agreement may change such address for notices by sending to the parties to this Agreement written notice of a new address for such purpose. Each such notice or other communication shall be deemed given (i) when delivered personally or by email on or before 4:30 p.m., New York City time, on a Business Day (as defined below), or, if such day is not a Business Day on the next succeeding Business Day, (ii) on the next Business Day after timely delivery to a nationally-recognized overnight courier and (iii) on the Business Day actually received if deposited in the U.S. mail (certified or registered mail, return receipt requested, postage prepaid). For purposes of this Agreement, “Business Day” shall mean any day on which the NYSE and the TSX and commercial banks in the City of New York and the City of Toronto are open for business.

13.	Successors and Assigns. This Agreement shall inure to the benefit of and be binding upon the Company and the Agents and their respective successors and the affiliates, controlling persons, officers and directors referred to in Section 9 hereof. References to any of the parties contained in this Agreement shall be deemed to include the successors and permitted assigns of such party. Nothing in this Agreement, express or implied, is intended to confer upon any party other than the parties hereto or their respective successors and permitted assigns any rights, remedies, obligations or liabilities under or by reason of this Agreement, except as expressly provided in this Agreement. Neither party may assign its rights or obligations under this Agreement without the prior written consent of the other party; provided, however, that each Agent may assign its rights and obligations hereunder to an affiliate of such Agent without obtaining the Company’s consent.

14.	Adjustments for Share Splits. The parties acknowledge and agree that all share-related numbers contained in this Agreement shall be adjusted to take into account any share split, share dividend or similar event effected with respect to the Common Shares.

15.	Entire Agreement; Amendment; Severability. This Agreement (including all schedules and exhibits attached hereto and Placement Notices issued pursuant hereto) constitutes the entire agreement and supersedes all other prior and contemporaneous agreements and undertakings, both written and oral, among the parties hereto with regard to the subject matter hereof. Neither this Agreement nor any term hereof may be amended except pursuant to a written instrument executed by the Company and the Agents. In the event that any one or more of the provisions contained herein, or the application thereof in any circumstance, is held invalid, illegal or unenforceable as written by a court of competent jurisdiction, then such provision shall be given full force and effect to the fullest possible extent that it is valid, legal and enforceable, and the remainder of the terms and provisions herein shall be construed as if such invalid, illegal or unenforceable term or provision was not contained herein, but only to the extent that giving effect to such provision and the remainder of the terms and provisions hereof shall be in accordance with the intent of the parties as reflected in this Agreement.

16.	Applicable Law; Consent to Jurisdiction. This Agreement shall be governed by, and construed in accordance with, the internal laws of the State of New York without regard to the principles of conflicts of laws. Each party hereby irrevocably submits to the non-exclusive jurisdiction of the state and federal courts sitting in the City of New York, borough of Manhattan, for the adjudication of any dispute hereunder or in connection with any transaction contemplated hereby, and hereby irrevocably waives, and agrees not to assert in any suit, action or proceeding, any claim that it is not personally subject to the jurisdiction of any such court, that such suit, action or proceeding is brought in an inconvenient forum or that the venue of such suit, action or proceeding is improper. By the execution and delivery of this Agreement, the Company acknowledges that it has, by separate written instrument, irrevocably designated and appointed CT Corporation System at 28 Liberty Street, New York, NY 10005, (together with any successor, the “Agent for Service”) as its authorized agent upon which process may be served in any suit or proceeding arising out of or relating to this Agreement that may be instituted in any state or federal court sitting in the City of New York, borough of Manhattan, or brought under federal or state securities laws, and acknowledges that the Agent for Service has accepted such designation. The Company further agrees to take any and all action, including the execution and filing of any and all such documents and instruments, as may be necessary to continue such designation and appointment of the Agent for Service in full force and effect so long as any of the Common Shares shall be outstanding. Each party hereby irrevocably waives personal service of process and consents to process being served in any such suit, action or proceeding by mailing a copy thereof (certified or registered mail, return receipt requested) to such party at the address in effect for notices to it under this Agreement (or, in the case of the Company, to the Agent of Service) and agrees that such service shall constitute good and sufficient service of process and notice thereof. Nothing contained herein shall be deemed to limit in any way any right to serve process in any manner permitted by law.

17.	Waiver of Jury Trial. The Company and the Agents each hereby irrevocably waives any right it may have to a trial by jury in respect of any claim based upon or arising out of this Agreement or any transaction contemplated hereby.

18.	Absence of Fiduciary Relationship. The Company acknowledges and agrees that:

(a)	the Agents have been retained solely to act as sales agent in connection with the sale of the Common Shares and that no fiduciary, advisory or agency relationship between the Company and the Agents has been created in respect of any of the transactions contemplated by this Agreement, irrespective of whether any Agent has advised or is advising the Company on other matters;

(b)	the Company is capable of evaluating and understanding and understands and accepts the terms, risks and conditions of the transactions contemplated by this Agreement;

(c)	the Company has been advised that the Agents and their respective affiliates are engaged in a broad range of transactions which may involve interests that differ from those of the Company and that the Agents have no obligation to disclose such interests and transactions to the Company by virtue of any fiduciary, advisory or agency relationship; and

(d)	the Company waives, to the fullest extent permitted by law, any claims it may have against the Agents, for breach of fiduciary duty or alleged breach of fiduciary duty and agrees that the Agents shall have no liability (whether direct or indirect) to the Company in respect of such a fiduciary claim or to any person asserting a fiduciary duty claim on behalf of or in right of the Company, including stockholders, partners, employees or creditors of the Company.

19.	Judgment Currency. In respect of any judgment or order given or made for any amount due hereunder that is expressed and paid in a currency (the “Judgment Currency”) other than United States dollars, the Company will indemnify the Agents against any loss incurred by the Agents as a result of any variation as between (i) the rate of exchange at which the United States dollar amount is converted into the judgment currency for the purpose of such judgment or order and (ii) the rate of exchange at which the Agents are able to purchase United States dollars with the amount of judgment currency actually received by the Agents. If the United States dollars so purchased are greater than the sum originally due to the Agents hereunder, the Agents agree to pay to the Company an amount equal to the excess of the United States dollars purchased over the sum originally due to the Agents. The foregoing indemnity shall constitute a separate and independent obligation of the parties hereto and shall continue in full force and effect notwithstanding any such judgment or order as aforesaid. The term “rate of exchange” shall include any premiums and costs of exchange payable in connection with the purchase of or conversion into United States dollars.

20.	Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. Delivery of an executed Agreement by one party to the other may be made by facsimile transmission.

21.	Definitions. As used in this Agreement, the following term has the meaning set forth below:

(a)	“Applicable Time” means the date of this Agreement, each Representation Date, the date on which a Placement Notice is given, and any date on which Placement Shares are sold hereunder.

22.	Currency. As used in this Agreement, “US$” and “United States dollars” means the lawful money of the United States and “C$” and “Canadian dollar” means the lawful money of Canada.

[Remainder of Page Intentionally Blank]

If the foregoing correctly sets forth the understanding between the Company and the Agents, please so indicate in the space provided below for that purpose, whereupon this letter shall constitute a binding agreement between the Company and the Agents.

Very truly yours,

BMO CAPITAL MARKETS CORP.

By:	/s/ Brad Pavelka
Name: Brad Pavelka
Title: Managing Director

CIBC WORLD MARKETS INC.

By:	/s/ Matt Dugaro
Name: Matt Dugaro
Title: Managing Director

TD SECURITIES (USA) LLC

By:	/s/ Brad Limpert
Name: Brad Limpert
Title: Managing Director

RAYMOND JAMES (USA) LTD.

By:	/s/ Sean Boyle
Name: Sean Boyle
Title: Senior Managing Director

By:	/s/ Gavin McOuat
Name: Gavin McOuat
Title: Senior Managing Director

B. RILEY SECURITIES, INC.

By:	/s/ Patrice McNicoll
Name: Patrice McNicoll
Title: Co-Head of Investment Banking

H.C. WAINWRIGHT & CO., LLC

By:	/s/ Mark W. Viklund
Name: Mark W. Viklund
Title: Chief Executive Officer

A.G.P./ALLIANCE GLOBAL PARTNERS

By:	/s/ Thomas Higgins
Name: Thomas Higgins
Title: Managing Director

STIFEL NICOLAUS CANADA INC.

By:	/s/ Dan Barnholden
Name: Dan Barnholden
Title: Managing Director

[Endeavour - Signature Page to Sales Agreement]

ACCEPTED as of the date first-above written:

ENDEAVOUR SILVER CORP.

By:
Name:
Title:

[Endeavour - Signature Page to Sales Agreement]

SCHEDULE 1

FORM OF PLACEMENT NOTICE

From:	[ ]
Cc:	[ ]
To:	[ ]

Subject:      At the Market Offering—Placement Notice

Gentlemen:

Pursuant to the terms and subject to the conditions contained in the Sales Agreement among Endeavour Silver Corp. (the “Company”), BMO Capital Markets Corp. CIBC World Markets Inc., TD Securities (USA) LLC, Raymond James (USA) Ltd., B. Riley Securities, Inc., H.C. Wainwright & Co., LLC, A.G.P/Alliance Global Partners and Stifel Nicolaus Canada Inc. dated [      ] (the “Agreement”), I hereby request on behalf of the Company that [ ] sell up to [ ] of the Company’s common shares, no par value, at a minimum market price of US$      per share. Sales should begin on the date of this Notice and shall continue until [DATE] [all shares are sold].

SCHEDULE 2

Individuals from Company

Dan Dickson

Christine West

Individuals from BMO

Brad Pavelka

Carter Hohmann

Eileen Connors

Individuals from CIBC

Matt Dugaro

Rob Magwood

Individuals from TD

Dorian Cochran

Chris John

Brad Limpert

Individuals from Raymond James

Sara Minatel

Jessica Ng

Individuals from B. Riley

Seth Appel

Ernie Dahlman

Scott Ammaturo

Keith Pompliano

Jason Petchenick

Individuals from H.C. Wainwright

Craig Schwabe

Charles Worthman

Individuals from AGP

Thomas Higgins

Individuals from Stifel

Dan Barnholden

Rosemary Teixeira

SCHEDULE 3

Compensation

The Agents shall be paid compensation of 2.00% of the gross proceeds from the sales of Common Shares pursuant to the terms of this Agreement.

SCHEDULE 4

Mineral Properties

Bolañitos Mines Project
Guanaceví Mines Project
Terronera Project

Parral Project

Pitarrilla Project

Exhibit 7(o)(i)

1.	The Registration Statement has become effective under the Securities Act; the Form F-X was filed with the Commission prior to the effectiveness of the Registration Statement; the filing of the U.S. Prospectus has been made in the manner and within the time period required by General Instruction II.L of Form F-10; to our knowledge, no stop order suspending the effectiveness of the Registration Statement or any notice objecting to its use has been issued, no proceedings for that purpose have been instituted or threatened.

2.	The Registration Statement, at the time it became effective, and the U.S. Prospectus, as of the date of its filing with the Commission and as of the date hereof (except for (i) the financial statements and related schedules, including the notes and schedules thereto and the auditor’s report thereon and any other financial, statistical, or accounting data (including XBRL data), included or incorporated by reference in, or excluded from, the Registration Statement or the U.S. Prospectus, and (ii) mineral resource, mineral reserve and other geological information included or incorporated by reference in, or excluded from, the Registration Statement or the U.S. Prospectus in each case other than the financial statements, financial statement schedules and other financial information included or incorporated by reference therein or omitted therefrom, as to which we express no opinion) and the Form F-X, as of the date of its filing with the Commission, appear on their face to be appropriately responsive in all material respects to the applicable requirements of the Securities Act and the rules and regulations promulgated thereunder.

3.	Assuming due authorization, execution and delivery of the Sales Agreement under the laws of the Province of British Columbia and the federal laws of Canada applicable therein, the Sales Agreement (to the extent that execution and delivery are governed by the laws of the State of New York) has been duly executed and delivered by the Company.

4.	Under the laws of the State of New York relating to submission of personal jurisdiction, the Company has, pursuant to Section 16 of the Sales Agreement, validly (i) submitted to the non-exclusive jurisdiction of any federal or state court in the City of New York, borough of Manhattan, in any action based on or under the Sales Agreement, and (ii) appointed CT Corporation System by separate written instrument as its authorized agent for the purposes described in Section 16 of the Sales Agreement.

5.	The Company is not, and after giving effect to the offering and sale of the Shares and the application of the proceeds thereof as described in the Prospectus under the heading “Use of Proceeds” will not be, required to be registered as an “investment company” under the Investment Company Act of 1940, as amended.

6.	The Shares are duly listed, and admitted and authorized for trading, subject to official notice of issuance, on the New York Stock Exchange.

7.	The statements under the heading “Certain United States Federal Income Tax Considerations” in the Prospectus, to the extent that they constitute summaries of United States federal law or regulation or legal conclusions, have been reviewed by us and fairly summarize the matters described under that heading in all material respects, subject to the qualifications contained therein.

8.	The statements included in the U.S. Prospectus under the heading “Plan of Distribution,” in so far as such statements purport to summarize certain provisions of the Sales Agreement, fairly summarize such provisions in all material respects.

9.	No consent, approval, authorization or order of, or filing, registration or qualification with, any Governmental Authority, which has not been obtained, taken or made, is required by the Company under any Applicable Law for the execution and delivery by the Company of the Sales Agreement and the performance by the Company of its obligations thereunder. As used in this paragraph, “Applicable Law” means those laws, rules and regulations of the United States of America and the State of New York, which in our experience are normally applicable to the transactions of the type contemplated by the Sales Agreement, provided that such term does not include any other state, municipal or other local laws, rules or regulations, or any antifraud, environmental, labor, tax, insurance, antitrust or state securities or blue sky laws, rules or regulations, or any law, rule or regulation that is applicable to the Company, the Shares, the Sales Agreement or the transactions contemplated thereby solely because such law, rule or regulation is part of a regulatory regime applicable to any party to the Sales Agreement or any of its affiliates due to the specific assets or business of such party or such affiliate. As used in this paragraph, the term “Governmental Authority” means any executive, legislative, judicial, administrative or regulatory body of the State of New York or of the United States of America.

10.	Neither the issue and sale of the Shares, nor the consummation of any other of the transactions contemplated by the Sales Agreement nor the fulfillment of the terms of the Sales Agreement will conflict with, result in a breach or violation of, or imposition of any lien, charge or encumbrance upon any property or assets of the Company pursuant to any Applicable Law, or any judgment, order or decree applicable to the Company of any Governmental Authority.

11.	To our knowledge, no person or entity has the right to require registration of the Shares or other securities of the Company because of the filing or effectiveness of the Registration Statement or otherwise.

Exhibit 7(o)(i) - 2

We have participated in the preparation of the Registration Statement and the U.S. Prospectus, and in conferences with officers and other representatives of the Company, Canadian counsel for the Company, representatives of the independent accountants for the Company, Canadian and United States counsel for the Agent and representatives of the Agent at which the contents of the Registration Statement and the U.S. Prospectus and related matters were discussed and although we have not independently verified, and (except as to those matters and to the extent set forth in paragraphs number 7 and 8 in our accompanying opinion addressed to you) are not passing upon and do not assume any responsibility for the accuracy, completeness or fairness of the statements contained in the Registration Statement and the U.S. Prospectus, on the basis of such participation no facts have come to our attention which have caused us to believe that (a) any part of the Registration Statement or any amendment thereof when such part most recently became effective (including each deemed effective date with respect to the Agent pursuant to the Rules and Regulations) contained or contains any untrue statement of a material fact or omitted or omits to state any material fact required to be stated therein or necessary to make the statements therein not misleading; or (b) that the U.S. Prospectus (as of its issue date and as of the date hereof) included or includes any untrue statement of material fact or omitted or omits to state a material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading (in each case of paragraphs (a) and (b) above), other than (i) the financial statements, financial statement schedules and other financial information included or incorporated by reference therein or omitted therefrom, as to which we express no opinion and (ii) the information derived from the reports of or attributed to persons named in the U.S. Prospectus under the heading “Interest of Experts”, included or incorporated by reference therein.

Exhibit 7(o)(i) - 3

Exhibit 7(o)(ii)

1.	The Company is validly existing as a corporation in good standing under the laws of the Province of British Columbia, with all necessary corporate power and authority to own or lease, as the case may be, and to conduct its business, each as described in the Canadian Prospectus.

2.	The Company has all necessary corporate power and capacity to execute and deliver the Sales Agreement and perform its obligations thereunder and to issue and sell the Placement Shares.

3.	The Company has all necessary corporate power and capacity to certify and file the Canadian Prospectus and all necessary corporate action has been taken by the Company to authorize the certification by it of the Canadian Prospectus and the filing thereof, as the case may be, in each of the Qualifying Jurisdictions and in accordance with Canadian Securities Laws.

4.	The Company’s authorized capital is as set forth in the Canadian Prospectus; the authorized capital of the Company conforms to the description thereof contained in the Canadian Prospectus.

5.	The Placement Shares have been duly and validly authorized, and, when issued and delivered to and paid for by the Agents pursuant to the Sales Agreement, will be fully paid and non-assessable.

6.	Subject only to the standard listing conditions, the Placement Shares have been conditionally approved for listing on the TSX.

7.	To our knowledge, there is no pending or threatened action, suit or proceeding by or before any court or governmental agency, authority or body or any arbitrator in the Province of British Columbia involving the Company or its property, of a character required to be disclosed in the Canadian Prospectus which is not adequately disclosed therein.

8.	To our knowledge, no order suspending the distribution of the Common Shares has been issued by the Reviewing Authority.

9.	The Canadian Prospectus (other than financial statements or other financial information contained therein) comply as to form in all material respects with the applicable requirements of the Canadian Securities Laws.

10.	The Sales Agreement has been duly authorized, executed and delivered (as a matter of corporate law) by the Company.

11.	Neither the issue and sale of the Placement Shares nor the consummation of any other of the transactions contemplated by the Sales Agreement nor the fulfillment of the terms of the Sales Agreement will conflict with, result in a breach or violation of, or imposition of any lien, charge or encumbrance upon any property or assets of the Company pursuant to (i) the constating documents of the Company, or (ii) any statute, law, rule, regulation, or, to our knowledge, judgment, order or decree applicable to the Company of any federal court, regulatory body, administrative agency, governmental body, arbitrator or other authority having jurisdiction over the Company or any of its properties or of any court, regulatory body, administrative agency, governmental body, arbitrator or other authority in the Province of British Columbia having jurisdiction over the Company or any of its properties.

12.	To our knowledge, no holders of securities of the Company have rights to the qualification of such securities under the Canadian Prospectus.

13.	The Company is a reporting issuer (or the equivalent) under the Canadian Securities Laws of the Qualifying Jurisdictions and is not included on a list of defaulting reporting issuers maintained by the Canadian Qualifying Authorities in any of the Qualifying Jurisdictions.

14.	A court of competent jurisdiction in the Province of British Columbia (a “BC Court”) would give effect to the choice of the law of the State of New York (“New York law”) as the governing law of contract claims under the Sales Agreement, provided that such choice of law is bona fide (in the sense that it was not made with a view to avoiding the consequences of the laws of any other jurisdiction) and provided that such choice of law is not contrary to public policy, as that term as is understood under the laws of the Province of British Columbia and the laws of Canada applicable therein (“Public Policy”). We have no reason to believe that the choice of New York law to govern the Sales Agreement (except as to provisions in the Sales Agreement providing for indemnity or contribution) is not bona fide or would be contrary to Public Policy.

Exhibit 7(o)(ii) - 2

15.	The laws of the Province of British Columbia and the laws of Canada applicable therein permit an action to be brought in a BC Court on a final and conclusive judgment in personam of a New York Court that is subsisting and unsatisfied respecting the enforcement of the Sales Agreement that is not impeachable as void or voidable under New York law for a sum certain if: (i) the court rendering such judgment had jurisdiction, as determined under the laws of the Province of British Columbia, over the judgment debtor and the subject matter of the action; (ii) such judgment was not obtained by fraud or in a manner contrary to natural justice and the enforcement thereof would not be inconsistent with Public Policy or contrary to any order made by the Attorney-General of Canada under the Foreign Extraterritorial Measures Act (Canada) or the Competition Tribunal under the Competition Act (Canada); (iii) the enforcement of such judgment does not constitute, directly or indirectly, the enforcement of foreign revenue, expropriatory or penal laws; (iv) the action to enforce such judgment is commenced in compliance with applicable limitation periods under BC Law provided all rights to appeal have been determined or expired; (v) in the case of a judgment obtained by default, there has been no manifest error in the granting of such judgment; and (vi) no new admissible evidence, right or defense relevant to the action is discovered prior to the rendering of judgment by a BC Court. Under the Currency Act (Canada), a BC Court may only give judgment in Canadian dollars.

16.	No stamp or other issuance or transfer taxes or duties or withholding taxes are payable by or on behalf of the Agents to the Government of Canada or the Government of British Columbia or any political subdivision thereof or any authority or agency thereof or therein having power to tax in connection with the issue, sale and delivery of the Offered Shares by the Company pursuant to the Sales Agreement.

Exhibit 7(o)(ii) - 3

Exhibit 7(n)

OFFICER CERTIFICATE

The undersigned, the duly qualified and elected [      ], of Endeavour Silver Corp., a corporation existing under the laws of British Columbia, Canada (the “Company”), does hereby certify in such capacity and on behalf of the Company, pursuant to Section 7(n) of the Sales Agreement dated December 18, 2023 (the “Sales Agreement”) among the Company and BMO Capital Markets Corp., CIBC World Markets Inc., TD Securities (USA) LLC, Raymond James (USA) Ltd., B. Riley Securities, Inc., H.C. Wainwright & Co., LLC, Alliance Global Partners and Stifel Nicolaus Canada Inc. that to the best of the knowledge of the undersigned:

(i)	the representations and warranties of the Company in Section 6 of the Sales Agreement (A) to the extent such representations and warranties are subject to qualifications and exceptions contained therein relating to materiality or Material Adverse Change, are true and correct on and as of the date hereof with the same force and effect as if expressly made on and as of the date hereof, except for those representations and warranties that speak solely as of a specific date and which were true and correct as of such date, and (B) to the extent such representations and warranties are not subject to any qualifications or exceptions, are true and correct in all material respects as of the date hereof as if made on and as of the date hereof with the same force and effect as if expressly made on and as of the date hereof except for those representations and warranties that speak solely as of a specific date and which were true and correct as of such date; and

(ii)	the Company has complied with all agreements and satisfied all conditions on its part to be performed or satisfied pursuant to the Sales Agreement at or prior to the date hereof.

By:
Name:
Title:

Date: